Exhibit 2.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT

between

CONSTELLATION ENERGY PARTNERS LLC,

as Seller

and

CASTLETON COMMODITIES UPSTREAM LLC,

as Buyer

Dated as of February 1, 2013

i

EXHIBITS AND SCHEDULES

Exhibits:
Exhibit A	—	Assignment and Assumption Agreement
Exhibit B	—	Title and Environmental Defects Procedures
Exhibit C-1	—	RBP Leases
Exhibit C-2	—	RBO Leases
Exhibit D-1	—	RBP Wells
Exhibit D-2	—	RBO Wells
Exhibit E-1		RBP Surface Agreements
Exhibit E-2		RBO Surface Agreements
Exhibit F	—	Allocated Values
Exhibit G	—	Excluded Assets

Schedules:

Schedule 1.1	—	Knowledge

Schedule 3.3	—	Ownership of Interests
Schedule 4.4	—	No Conflict; Consents—Seller
Schedule 5.2	—	No Conflict; Consents—Companies
Schedule 5.4	—	Litigation
Schedule 5.5(a)	—	Annual Financial Statements
Schedule 5.5(b)	—	Interim Financial Statements
Schedule 5.5(c)	—	Liabilities
Schedule 5.5(d)	—	Indebtedness
Schedule 5.5(e)	—	Liens
Schedule 5.6	—	Absence of Certain Changes
Schedule 5.7	—	Taxes
Schedule 5.8	—	Material Contracts
Schedule 5.10(a)	—	Compliance With Laws;
Schedule 5.10(b)	—	Permits
Schedule 5.11	—	Insurance
Schedule 5.13	—	Bonds and Guarantees
Schedule 5.14(c)	—	Environmental Notices
Schedule 5.15	—	Preferential Purchase Rights
Schedule 5.16	—	Payment of Royalties
Schedule 5.17	—	Imbalances
Schedule 5.18	—	Current Commitments
Schedule 5.19	—	Delivery of Hydrocarbons
Schedule 5.20	—	Payout Status
Schedule 5.21	—	Wells
Schedule 5.22	—	Suspense Account

MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of February 1, 2013, is between (i) Constellation Energy Partners LLC, a Delaware limited liability company (“Seller”), and (ii) Castleton Commodities Upstream LLC, a Delaware limited liability company (“Buyer”). Each of Seller and Buyer is sometimes referred to herein individually as a “Party” and they are sometimes collectively referred to herein as the “Parties.”

Recitals:

Seller owns all of the issued and outstanding membership interests of (i) Robinson’s Bend Production II, LLC, a Delaware limited liability company (“RBP”) (the “RBP Interests”) and (ii) Robinson’s Bend Operating II, LLC, a Delaware limited liability company (“RBO”) (the “RBO Interests” and, together with the RBP Interests, the “Interests”) (each of RBP and RBO being referred to herein as a “Company,” and being collectively referred to herein as the “Companies”).

The Companies own, and RBO operates, certain oil and gas wells, leases and other interests in the Robinson’s Bend Coal Degasification Field and the Thornton Creek Coal Degasification Field in Tuscaloosa County, Alabama.

Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Interests, on and subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties agree as follows:

ARTICLE I.

DEFINITIONS AND RULES OF CONSTRUCTION

Section 1.1 Definitions. Capitalized terms used throughout this Agreement and not defined in this Section 1.1 have the meanings ascribed to them elsewhere in this Agreement or in the Schedules or Exhibits, including Section 1 of Exhibit B. As used herein, the following terms shall have the following meanings:

“ADEM” is defined in Section 7.5(a).

“Adjustment Amount” is defined in Section 3.3.

“ADPH” is defined in Section 7.4(a).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person through one or more intermediaries or otherwise. For the purposes of this definition, “control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Affiliate Contracts” is defined in the definition of “Material Contracts”.

“Agreement” is defined in the preamble to this Agreement.

“Annual Financial Statements” is defined in Section 5.5(a).

“Assignment and Assumption Agreement” means an Assignment and Assumption Agreement in the form attached hereto as Exhibit A.

“Assumed Obligations” means all of the following obligations and liabilities, known or unknown, with respect to the Interests and the Company Assets, regardless of whether such obligations or liabilities arose before or after the Effective Time:

(a) the liability and obligation to perform plugging, replugging, abandonment, removal, site clearance, remediation, disposal, and restoration operations, in each case to be conducted in compliance with applicable Laws and Contracts, and in a good and workmanlike manner, including, without limitation, obligations to replug any Well, wellbore, or previously plugged Well on the Leases, to cap and bury or remove all flow lines and other pipelines now or hereafter used in connection with the Leases to the extent required by Law; and to clean up any Hazardous Substance related to the Company Assets to the extent required by Law (collectively, “Plugging and Abandonment Obligations”);

(b) the NORM Requirement and the NPDES Requirement;

(c) all obligations and liabilities to pay royalty owners, overriding royalty owners and other interest owners their respective shares of net revenues or proceeds attributable to sales of Hydrocarbons produced from the Leases;

(d) all obligations applicable to or imposed on the lessee, owner or operator under the Leases, or as required by Law or Governmental Authority; and

(e) all other obligations and liabilities that arise under the Leases, the Material Contracts or that otherwise relate to the Company Assets;

provided that, Buyer does not assume any obligations or liabilities (other than the NORM Requirement and the NPDES Requirement) to the extent that such obligations and liabilities are covered by the indemnity from Seller to the Buyer Indemnified Parties under Section 13.2 and the Buyer Indemnified Parties are entitled to indemnity for such obligations or liabilities pursuant to Article XIII.

“Base Purchase Price” is defined in Section 3.1.

“Burden” is defined in Section 5.16.

“Business Day” means any day that is not a Saturday, Sunday, or legal holiday in the State of Texas and that is not otherwise a federal holiday in the United States.

“Buyer” is defined in the preamble to this Agreement.

“Buyer Indemnified Parties” is defined in Section 13.2(a).

“Buyer’s Credits” means (without duplication) the sum of (i) proceeds received by the Companies prior to Closing attributable to the sale of Hydrocarbons produced from the Company Assets on or after the Effective Time; (ii) any costs and expenses (including rentals, royalties, production, severance, ad valorem and other Taxes imposed on the Companies or Company Assets, capital expenditures, lease operating expenses, and overhead charges under joint operating agreements) attributable to the ownership or operation of the Company Assets prior to the Effective Time which were incurred prior to the Closing Date and remain unpaid as of the Closing Date; (iii) the Resolved Defect Amount; (iv) the amount of any reduction of the Base Purchase Price under Sections 3(e)(i)(C) and 3(e)(ii)(B) of Exhibit B; (v) the Initial NORM Reduction Amount; (vi) the Final NORM Reduction Amount; and (vii) the NPDES Reduction Amount.

“Central Time” means Central Standard Time or Central Daylight Saving Time, as applicable.

“Claim Notice” is defined in Section 13.6(a).

“Closing” is defined in Section 11.1.

“Closing Date” is defined in Section 11.1.

“Closing Statement” is defined in Section 3.4.

“Closing Statement Arbitrator” is defined in Section 3.6(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” and “Companies” are defined in the recital of this Agreement.

“Company Assets” means the RBP Assets and the RBO Assets, collectively.

“Company Records” means the RBP Records and the RBO Records, collectively.

“Confidentiality Agreement” means that certain confidentiality agreement, dated as of October 19, 2012, between Buyer and Seller or its Affiliates.

“Contract” means any legally binding agreement, commitment, lease, license, or other legally binding contractual undertaking.

“Defect Deductible” means an amount equal to one and one-half percent (1.5%) of the Base Purchase Price.

“Diffusers” is defined in Section 7.5(a).

“Direct Claim” is defined in Section 13.6(d).

“Disclosure Schedules” means the schedules attached hereto.

“Dollars” and “$” mean the lawful currency of the United States.

“Earnest Money Deposit” is defined in Section 3.2.

“Effective Date” means November 30, 2012.

“Effective Time” means 7:00 AM Central Time on December 1, 2012.

“Environmental Laws” means all applicable Laws relating to health, safety, the protection of the environment, natural resources, or threatened or endangered species, pollution, or its impacts on human health, including those Laws relating to the storage, handling and use of chemicals and other Hazardous Substances and those relating to the generation, processing, treatment, storage, transportation, disposal or other management thereof.

“Environmental Permits” means all permits, licenses, authorizations, certificates, and approvals of Governmental Authorities required by Environmental Laws for the conduct of the business of the Companies.

“Equipment” means the RBP Equipment and the RBO Equipment, collectively.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Plan” means any (i) nonqualified deferred compensation plan (as described in Section 409A of the Code), (ii) any Employee Pension Benefit Plan (as described in Section 3(2) of ERISA), (iii) any Employee Welfare Benefit Plan (as described in Section 3(1) of ERISA), or (iv) any bonus, deferred compensation, incentive compensation, stock option, severance or termination pay arrangement.

“Escrow Account” is defined in Section 3.2.

“Escrow Agent” is defined in Section 3.2.

“Escrow Agreement” is defined in Section 3.2.

“Estimated Adjustment Amount” is defined in Section 3.4.

“Estimated Purchase Price” is defined in Section 3.5.

“Excluded Assets” means (i) all trade credits and all accounts, accounts receivable, checks, funds, promissory notes, instruments and general intangibles attributable to the Company Assets with respect to any period of time prior to the Effective Time; (ii) all rights and interests of the Companies or Seller in respect of any deposits, bonds, letters of credit or other type of security or credit support posted by the Companies as of the Effective Time, but relating to periods from and after the Effective Time (including the right to request and receive any refunds thereof); (iii) all rights and interests in and to any hedges or other derivative contracts of the Companies existing as of the date hereof; (iv) all of Seller’s and the Companies’ and their respective Affiliates’ proprietary computer software, technology, patents, and trade secrets, proprietary or licensed copyrights, names (other than the Companies’ names), trademarks, and logos, and other intellectual property; (v) all of the Companies’ rights and interests in all seismic data and all other geological and geophysical data that cannot be transferred without the consent of, or payment to, any third party; (vi) claims of the Companies for refund of or loss carry forwards with respect to Taxes attributable to any period prior to the Effective Time or Taxes attributable to Excluded Assets; (vii) furniture, fixtures, computer equipment, and other office furnishings owned by the Seller and/or its Affiliates in locations outside Tuscaloosa County, Alabama; (viii) all documents and instruments of the Companies that may be protected by an attorney-client privilege or that relate to any Excluded Asset, the transactions contemplated by this Agreement, or any transactions between either of the Companies, Seller or any of their Affiliates; (ix) data and other information that cannot be disclosed or assigned to Buyer as a result of confidentiality or similar arrangements under agreements with Persons unaffiliated with the Companies; (x) any and all research, valuation or pricing information prepared by Seller or the Companies or their Representatives in connection with efforts to sell the Interests, including, but not limited to bids received and information and correspondence in connection therewith; (xi) the assets described on Exhibit G and (xii) any assets that are retained by Seller pursuant to Sections 3(e)(i)(C) and 3(e)(ii)(B) of Exhibit B.

“Interim Closing Statement” is defined in Section 3.6(b).

“Interim Settlement Date” is defined in Section 3.6(b).

“Final NORM Reduction Amount” is defined in Section 7.4(b).

“Financial Statements” is defined in Section 5.5(b).

“Fundamental Representations” means those representations and warranties of the Seller set forth in Article IV and in Section 5.1, Section 5.2, Section 5.3, Section 5.7, Section 5.9, and Section 5.23.

“GAAP” means generally accepted accounting principles of the United States, consistently applied.

“Gathering Systems” means, collectively, the RBO Gathering Systems and the RBP Gathering Systems.

“Governmental Authority” means any federal, state, municipal, local, or similar governmental authority, regulatory or administrative agency or court.

“Hazardous Substances” means any chemicals, constituents, fractions, derivatives, compounds or other substances that are defined or regulated as pollutants, contaminants, wastes, toxic substances, hazardous substances, hazardous materials, radioactive materials or radioactive wastes or that may form the basis of liability or obligations under, any Environmental Laws. Hazardous Substances shall also expressly include petroleum substances (and any components, fractions or derivatives thereof) and exploration and production wastes.

“Hydrocarbons” means coalbed methane, oil, gas, condensate or any other gaseous and liquid hydrocarbons or any combination or constituents thereof, including sulphur and other constituents extracted therefrom.

“Indebtedness for Borrowed Money” means all obligations, including the principal amount, plus any related accrued and unpaid interest, fees and prepayment premiums or penalties, to any Person for borrowed money. In addition, for the avoidance of doubt, Indebtedness for Borrowed Money includes (a) any obligations, contingent or otherwise, under banker’s acceptance credit or similar facilities (other than any letters of credit, performance bonds or similar obligations entered into in the ordinary course of business consistent with past practices), (b) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business, (c) any obligations with respect to hedging, swaps or similar arrangements, (d) any obligations to pay rent or other payment amounts under leases that would be required to be classified as a capital lease on a balance sheet prepared in accordance with GAAP, (e) all advances from Seller or any Affiliate or former Affiliate of Seller to the Companies, and (f) any guaranty of any of the foregoing.

“Indemnified Party” is defined in Section 13.6(a).

“Indemnifying Party” is defined in Section 13.6(a).

“Indemnity Cap” means an amount equal to fifteen percent (15%) of the Base Purchase Price.

“Indemnity Deductible” means an amount equal to one and one-half percent (1.5%) of the Base Purchase Price.

“Initial NORM Reduction Amount” is defined in Section 7.4(b).

“Interests” is defined in the recital of this Agreement.

“Interim Financial Statements” is defined in Section 5.5(b).

“IRS” means the Internal Revenue Service of the United States.

“Knowledge” means, as to Seller, the actual knowledge of those Persons listed in Schedule 1.1 as of the date of this Agreement.

“Law” means any applicable statute, writ, law, rule, regulation, ordinance, Order, judgment, injunction, award, determination, or decree of a Governmental Authority, in each case as in effect on and as interpreted on the date of this Agreement.

“Leases” means the RBP Leases and the RBO Leases, collectively.

“Liens” means liens, pledges, options, mortgages, deeds of trust, and security interests.

“Losses” is defined in Section 13.2(a).

“Material Adverse Effect” means, with respect to the Companies, any circumstance, change, or effect that is materially adverse to the business, operations, assets, or financial condition of the Companies, taken as a whole, but shall exclude any circumstance, change, or effect resulting or arising from: (i) any general change in conditions in the industries or markets in which the Companies operate; (ii) seasonal reductions in revenues and/or earnings of the Companies in the ordinary course of their business; (iii) any adverse change, event, or effect on the global, national, or regional energy industry as a whole, including those impacting energy prices or the value of oil and gas assets and properties or other commodities, goods, or services, or the availability or costs of hedges; (iv) changes in the prices of oil, gas, or other hydrocarbon products; (v) national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (vi) changes in Law, GAAP, or the interpretation thereof; (vii) the entry into or announcement of this Agreement, actions contemplated by this Agreement, or the consummation of the transactions contemplated hereby; (viii) any failure to meet internal or third party projections or forecasts or revenue or earnings or reserve predictions; (ix) changes or developments in financial or securities markets or the economy in general; or (x) effects of weather, meteorological events, natural disasters, or other acts of God.

“Material Contracts” means any of the following Contracts to which either of the Companies is a party or by which either of the Companies, or any of the Company Assets are bound or subject:

(a) Contracts that can reasonably be expected to involve obligations of, or payments to or from the Companies or with respect to the Company Assets after the date hereof in excess of $100,000;

(b) Contracts restricting, in any material respect, either of the Companies from freely engaging in any business or competing anywhere;

(c) Contracts evidencing Indebtedness for Borrowed Money or the granting of a Lien securing any such indebtedness;

(d) Contracts guaranteeing any obligation of another Person or guaranteeing any hedge;

(e) Contracts evidencing a hedging or swap transaction;

(f) Contracts between either of the Companies and Seller or any Affiliate of Seller (the “Affiliate Contracts”);

(g) Contracts granting any power of attorney with respect to the affairs of either of the Companies;

(h) Contracts for the sale, gathering, processing, storage or transportation of production, or otherwise relating to the marketing of production from the Company Assets, other than Contracts which are subject to cancellation on not more than sixty (60) days’ notice without penalty or other detriment to either of the Companies;

(i) Contracts that contain calls upon or options to purchase production;

(j) Contracts that constitute a partnership or joint venture agreement (excluding any tax partnership); and

(k) Contracts that constitute a pending farmout agreement, exploration agreement, participation agreement or other similar Contract where the primary obligation thereunder has not fully been performed.

“McGiffert” is defined in Section 7.5(b).

“Newpark” is defined in Section 7.4(b).

“NORM” means naturally occurring radioactive material, including technologically enhanced naturally occurring radioactive material.

“NORM Contaminated Material” is defined in Section 7.4(a).

“NORM Contractors” is defined in Section 7.4(a).

“NORM Escrow” is defined in Section 7.4(a).

“NORM Permit” is defined in Section 7.4(a).

“NORM Requirement” is defined in Section 7.4(a).

“Notice of Disagreement” is defined in Section 3.6(a).

“Notices” is defined in Section 16.1.

“NPDES” is defined in Section 5.14(d).

“NPDES Contractors” is defined in Section 7.5(b).

“NPDES Escrow” is defined in Section 7.5(b).

“NPDES Permits” is defined in Section 7.5(a).

“NPDES Reduction Amount” is defined in Section 7.5(b).

“NPDES Requirement” is defined in Section 7.5(a).

“Order” means any order, judgment, injunction, ruling, decree, consent decree, sentence, charge, subpoena, plea agreement, diversion agreement, writ or award issued, made, entered, rendered or approved by any court, administrative agency, or other Governmental Authority or by any arbitrator.

“Organizational Documents” means any charter, certificate of incorporation, certificate or articles of formation, articles of association, partnership agreements, limited liability company agreements, bylaws, operating agreement, or similar formation or governing documents and instruments.

“Party” and “Parties” are defined in the preamble of this Agreement.

“Permits” means authorizations, licenses, permits, or certificates issued by Governmental Authorities.

“Permitted Encumbrances” is defined in Exhibit B.

“Person” means any individual, firm, corporation, partnership, limited partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority, or other entity of any kind.

“Pipeline Imbalance” means any marketing imbalance between the quantity of Hydrocarbons attributable to the Company Assets required to be delivered by the Companies or any of their Affiliates under any Contract relating to the purchase and sale, gathering, transportation, storage, processing (including any production handling and processing at a separation facility) or marketing of Hydrocarbons and the quantity of Hydrocarbons attributable to the Company Assets actually delivered by the Companies or their Affiliate pursuant to the relevant Contract, together with any appurtenant rights and obligations concerning production balancing at the delivery point into the relevant sale, gathering, transportation, storage or processing facility.

“Plugging and Abandonment Obligations” is defined in the definition of “Assumed Obligations.”

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Pre-Effective Date Tax Period” means any Tax period ending on or before the Effective Date.

“Proceeding” means any action, suit, litigation, arbitration, lawsuit, claim, proceeding, hearing, inquiry, investigation, or dispute commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or any arbitrator.

“Properties” means the RBP Properties and the RBO Properties, collectively.

“Property Costs” means all operating and production expenses and capital expenditures incurred in connection with the ownership and operation of the Company Assets:

(a) including (in all cases) costs and expenses attributable to (i) obligations to pay working interests, royalties, overriding royalties or other interest owners revenues or proceeds attributable to sales of Hydrocarbons relating to the Oil and Gas Assets, including those held in suspense, (ii) Losses arising from personal injury or death, property damage (other than damage to structures, fences, irrigation systems and other fixtures, crops, livestock and other personal property in the ordinary course of business), torts, breach of contract or violation of any Law (or private rights of action under any Law) and (iii) claims for indemnification or reimbursement from any Third Party with respect to costs of the type described in preceding clauses (a)(i) and (a)(ii), whether such claims are made pursuant to Contract or otherwise;

(b) but excluding (in all cases) (i) Plugging and Abandonment Obligations, (ii) environmental liabilities, including the NORM Requirement and the NPDES Requirement, and obligations to remediate any contamination of groundwater, surface water, soil, sediments or personal property under applicable Environmental Laws, (iii) obligations with respect to Well Imbalances or Pipeline Imbalances, and (iv) claims for indemnification or reimbursement from any Third Party with respect to costs of the type described in preceding clauses (b)(i) through (b)(iii), whether such claims are made pursuant to Contract or otherwise.

“Purchase Price” is defined in Section 3.1.

“RBO” is defined in the recital of this Agreement.

“RBO Assets” means, subject to the terms and conditions of this Agreement, and less and except the Excluded Assets, all of RBO’s right, title and interest in and to the following:

(a) the oil and gas leases, oil, gas and mineral leases, subleases and other leaseholds, royalties, overriding royalties, net profits interests, mineral fee interests, carried interests and other rights to Hydrocarbons in place in Tuscaloosa County, Alabama that are identified in Exhibit C-2 (RBO’s interests therein, the “RBO Leases”);

(b) all unitization and pooling agreements, declarations and orders, and the units created thereby, in each case, to the extent relating to any of the RBO Leases and the production of Hydrocarbons therefrom (the “RBO Units”);

(c) all oil, gas, water, carbon dioxide or injection wells located on the RBO Leases or the RBO Units, whether producing, shut-in or abandoned, including the wells shown in Exhibit D-2 (collectively, the “RBO Wells”) (the RBO Leases, RBO Units, and RBO Wells being collectively referred to herein as the “RBO Properties”);

(d) all oil and gas flowlines, pipelines, gathering systems and appurtenances thereto located on the RBO Leases or RBO Units or used, or held for use, primarily in connection with the ownership or operation of the RBO Wells, the RBP Wells or the production of Hydrocarbons therefrom (the “RBO Gathering Systems”);

(e) all water flowlines, pipelines, gathering systems and appurtenances thereto, and all water treatment and disposal facilities (including treatment ponds, sludge drying beds, soil stockpile and storage sites, outflow facilities and diffusers), located on the RBO Leases or RBO Units or used, or held for use, primarily in connection with the gathering, transportation, treatment or disposal of water produced from the RBO Wells or the RBP Wells in connection with the production of Hydrocarbons therefrom (the “RBO Water Systems”);

(f) all Contracts to the extent applicable to the Gathering Systems, the Water Systems, the Properties or the production of Hydrocarbons therefrom;

(g) all surface fee interests, easements, Permits, licenses, servitudes, rights-of-way, surface leases and other surface rights used, or held for use, primarily in connection with the ownership or operation of the Gathering Systems, the Water Systems, the Properties or the production of Hydrocarbons therefrom, including, without limitation, the interests described in Exhibit E-2;

(h) all compressors and compressor stations, field separators, equipment, machinery, tools, fixtures and other tangible personal property and buildings, fixtures and improvements used, or held for use, primarily in connection with the ownership or operation of the Gathering Systems, the Water Systems, the Properties or the production of Hydrocarbons therefrom (the “RBO Equipment”);

(i) all Hydrocarbons produced from or attributable to the RBO Properties at and after the Effective Time; and

(j) all files, records, maps, information, and data, whether written or electronically stored, relating to the RBO Assets or the RBP Assets, including: (i) land and title records (including abstracts of title, title opinions, and title curative documents); (ii) contract files; (iii) correspondence; (iv) operations, environmental, production, and accounting records; (v) production, facility and well records and data; and (vi) Tax Returns (collectively, the “RBO Records”).

“RBO Equipment” has the meaning provided in the definition of “RBO Assets.”

“RBO Gathering Systems” has the meaning provided in the definition of “RBO Assets.”

“RBO Interests” is defined in the recital of this Agreement.

“RBO Leases” has the meaning provided in the definition of “RBO Assets.”

“RBO Properties” has the meaning provided in the definition of “RBO Assets.”

“RBO Water Systems” has the meaning provided in the definition of “RBO Assets.”

“RBO Wells” has the meaning provided in the definition of “RBO Assets”.

“RBO Units” has the meaning provided in the definition of “RBO Assets”.

“RBP” is defined in the recital of this Agreement.

“RBP Assets” means, subject to the terms and conditions of this Agreement, and less and except the Excluded Assets, all of RBP’s right, title and interest in and to the following:

(a) the oil and gas leases, oil, gas and mineral leases, subleases and other leaseholds, royalties, overriding royalties, net profits interests, mineral fee interests, carried interests and other rights to Hydrocarbons in place in Tuscaloosa County, Alabama that are identified in Exhibit C-1 (RBP’s interests therein, the “RBP Leases”);

(b) all unitization and pooling agreements, declarations and orders, and the units created thereby, in each case, to the extent relating to any of the RBP Leases and the production of Hydrocarbons therefrom (the “RBP Units”);

(c) all oil, gas, water, carbon dioxide or injection wells located on the RBP Leases or the RBP Units, whether producing, shut-in or abandoned, including the wells shown in Exhibit D-1 (collectively, the “RBP Wells”) (the RBP Leases, RBP Units, and RBP Wells being collectively referred to herein as the “RBP Properties”);

(d) all oil and gas flowlines, pipelines, gathering systems and appurtenances thereto located on the RBP Leases or RBP Units or used, or held for use, primarily in connection with the ownership or operation of the RBP Wells, the RBO Wells or the production of Hydrocarbons therefrom (the “RBP Gathering Systems);

(e) all water flowlines, pipelines, gathering systems and appurtenances thereto, and all water treatment and disposal facilities (including treatment ponds, sludge drying beds, soil stockpile and storage sites, outflow facilities and diffusers), located on the RBO Leases or RBO Units or used, or held for use, primarily in connection with the gathering, transportation, treatment or disposal of water produced from the RBO Wells or the RBP Wells in connection with the production of Hydrocarbons therefrom (the “RBO Water Systems”);

(f) all Contracts to the extent applicable to the Gathering Systems, the Water Systems, the Properties or the production of Hydrocarbons therefrom;

(g) all surface fee interests, easements, Permits, licenses, servitudes, rights-of-way, surface leases and other surface rights used, or held for use, primarily in connection with the ownership or operation of the Gathering Systems, the Water Systems, the Properties or the production of Hydrocarbons therefrom, including, without limitation, the interests described in Exhibit E-2;

(h) all compressors and compressor stations, field separators, equipment, machinery, tools, fixtures and other tangible personal property and buildings, fixtures and improvements used, or held for use, primarily in connection with the ownership or operation of the Gathering Systems, the Water Systems, the Properties or the production of Hydrocarbons therefrom (the “RBP Equipment”);

(i) all Hydrocarbons produced from or attributable to the RBP Properties at and after the Effective Time; and

(j) all files, records, maps, information, and data, whether written or electronically stored, relating to the RBP Assets or the RBO Assets, including: (i) land and title records (including abstracts of title, title opinions, and title curative documents); (ii) contract files; (iii) correspondence; (iv) operations, environmental, production, and accounting records; (v) production, facility and well records and data; and (vi) Tax Returns (collectively, the “RBP Records”).

“RBP Equipment” has the meaning provided in the definition of “RBP Assets”.

“RBP Gathering Systems” has the meaning provided in the definition of “RBP Assets.”

“RBP Interests” is defined in the recital of this Agreement.

“RBP Leases” has the meaning provided in the definition of “RBP Assets.”

“RBP Properties” has the meaning provided in the definition of “RBP Assets.”

“RBP Records” has the meaning provided in the definition of “RBP Assets.”

“RBP Water Systems” has the meaning provided in the definition of “RBP Assets.”

“RBP Wells” has the meaning provided in the definition of “RBP Assets.”

“RBP Units” has the meaning provided in the definition of “RBP Assets.”

“Representatives” means a Person’s directors, officers, partners, members, managers, employees, agents or advisors (including attorneys, accountants, consultants, bankers, financial advisors, and any representatives of those advisors).

“Resolved Defect Amount” means the amount by which the sum of any Defect Amounts determined in accordance with the procedures in Exhibit B exceeds the Defect Deductible.

“Response Date” is defined in Section 3.6(a).

“Restricted Period” is defined in Section 8.1.

“Seller” is defined in the preamble to this Agreement.

“Seller Indemnified Parties” is defined in Section 13.3.

“Seller Marks” means all trademarks, service marks, and trade names owned by Seller or its Affiliates, including, without limitation, the rights of Seller and its Affiliates to the name “Constellation Energy” or any trade names, trademarks, service marks, corporate names or logos, or any derivative or combination thereof, that are confusingly similar thereto; provided, however, that the term “Seller Marks” shall not include the names of the Companies.

“Seller’s Credits” means (without duplication) (i) proceeds received by the Companies after Closing attributable to the sale of Hydrocarbons produced from the Company Assets prior to the Effective Time; (ii) any costs and expenses (including rentals, royalties, production, severance, ad valorem and other Taxes imposed on the Companies or Company Assets, capital expenditures, lease operating expenses, and overhead charges under joint operating agreements) paid by either of the Companies that are attributable to the ownership or operation of the Company Assets from and after the Effective Time; (iii) the value of all oil, gas and other Hydrocarbons produced prior to the Effective Time but in tanks or upstream of the applicable sales meter as of the Effective Time; (iv) any cash on hand of the Companies as of the Closing Date (net of issued but uncleared checks and drafts); and (v) the amount of any increase to the Base Purchase Price with respect to Title Benefits pursuant to Section 3(g) of Exhibit B.

“Straddle Period” means any Tax period that includes but does not end at the Effective Time.

“Tax Allocation” is defined in Section 3.8(b).

“Tax Audit” means any audit, adjustment, claim, examination, assessment, contest or other proceeding with respect to Taxes.

“Tax Returns” means any report, return, election, document, estimated tax filing, declaration, claim for refund, information returns, or other filing provided to any Governmental Authority with respect to Taxes, including any schedules or attachments thereto and any amendment thereof.

“Taxes” means all taxes, assessments, charges, duties, fees, levies, imposts or other similar charges imposed by a Governmental Authority, including all income, franchise, profits, margins, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, service, occupation, ad valorem, real or personal property, excise, severance, production, windfall profits, customs, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental, alternative minimum, add-on, value-added, withholding and other taxes, and assessments, charges, duties, fees, levies, imposts or other similar charges of any kind, and all estimated taxes, deficiency assessments, additions to tax, penalties and interest with respect to taxes, whether disputed or otherwise.

“Third Party Claim” is defined in Section 13.6(a).

“Unaudited Financial Statements” is defined in Section 5.5(b).

“United States” means United States of America.

“Units” means the RBP Units and the RBO Units, collectively.

“Water Systems” means, collectively, the RBO Water Systems and the RBP Water Systems.

“Well Imbalance” means any imbalance at the wellhead between the amount of Hydrocarbons produced from a Well and allocable to the interests of the applicable Company therein and the shares of production from the relevant Well to which such Company is entitled, together with any appurtenant rights and obligations concerning future in kind and/or cash balancing at the wellhead.

“Wells” means the RBP Wells and the RBO Wells, collectively.

Section 1.2 Rules of Construction.

(a) All article, section, schedule, and exhibit references used in this Agreement are to articles and sections of, and schedules and exhibits to, this Agreement unless otherwise specified. The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The term “includes” or “including” shall mean “including without limitation.” Unless the context of this Agreement clearly requires otherwise, the words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear.

(c) The Parties acknowledge that each Party and its attorney have reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(d) The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

(e) All references to currency herein shall be to, and all payments required hereunder shall be paid in, Dollars.

ARTICLE II.

PURCHASE AND SALE

Section 2.1 Purchase and Sale of Interests. Upon the terms and subject to the conditions set forth in this Agreement, Seller shall sell, assign, transfer, and convey to Buyer, and Buyer shall purchase and acquire from Seller, at the Closing, the Interests. Seller shall transfer the Interests to Buyer by delivery of the Assignment and Assumption Agreement at Closing.

Section 2.2 Company Assets. At the time of Closing, the assets of RBP and RBO shall consist solely of the RBP Assets and the RBO Assets, respectively. Prior to Closing, Seller shall cause each Company to assign and transfer to Seller or one of its Affiliates all of such Company’s right, title and interest in and to the Excluded Assets.

ARTICLE III.

CONSIDERATION

Section 3.1 Consideration. In consideration for the purchase of the Interests, Buyer agrees to (a) pay to Seller at Closing the sum of Sixty-Three Million Dollars ($63,000,000) (the “Base Purchase Price”), as adjusted by the Adjustment Amount (the Base Purchase Price as so adjusted, the “Purchase Price”) and (b) assume the Assumed Obligations.

Section 3.2 Earnest Money Deposit. By 5:00 pm Central Time on the first Business Day following the Parties’ execution of this Agreement, Buyer shall deliver to Wells Fargo Bank, N.A. (the “Escrow Agent”) a performance guarantee deposit in an amount equal to five percent (5%) of the Base Purchase Price (the “Earnest Money Deposit”). The Earnest Money Deposit shall be delivered by Buyer to the Escrow Agent by means of a completed federal funds transfer to such interest-bearing escrow account as the Escrow Agent may designate to the Parties (the “Escrow Account”). The Earnest Money Deposit shall be held by the Escrow Agent subject to the terms of an Escrow Agreement mutually acceptable to the Parties and the Escrow Agent (the “Escrow Agreement”). All interest earned on the Earnest Money Deposit while in the Escrow Account shall be added to, and deemed a part of, the Earnest Money Deposit. In the event Buyer fails to timely pay the Earnest Money Deposit, Seller may, upon Notice to Buyer, terminate this Agreement in accordance with Section 12.1.

Section 3.3 Adjustments to the Base Purchase Price. The Base Purchase Price shall be adjusted by an amount (which could be a positive or negative number) equal to the Seller’s Credits minus the Buyer’s Credits (such amount being referred to herein as the “Adjustment Amount”). For purposes of clarity, a positive Adjustment Amount will increase the Base Purchase Price and a negative Adjustment Amount will decrease the Base Purchase Price.

Section 3.4 Closing Statement. Not later than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Closing Statement”) showing the estimated Adjustment Amount (using actual numbers and amounts where available, and using Seller’s good faith estimate of other amounts, where actual amounts are not available, in each case showing the associated calculations in reasonable detail) (the “Estimated Adjustment Amount”). Within three Business Days after receipt of the Closing Statement, Buyer will deliver to Seller a written report containing all changes with the explanation therefor that Buyer proposes to be made to the Closing Statement. The Closing Statement, as agreed upon by the Parties, will be used to determine the Estimated Adjustment Amount at Closing. If the Parties are unable to reach agreement, the Closing Statement as prepared by Seller will be used to determine the Estimated Adjustment Amount at Closing, absent manifest error.

Section 3.5 Closing Payment. At Closing, (i) Buyer shall pay to Seller, in cash by wire transfer of immediately available funds to the account or accounts designated by Seller, an amount equal to the difference between the Base Purchase Price and the Earnest Money Deposit, with such difference increased or decreased, as the case may be, by the Estimated Adjustment Amount (the “Estimated Purchase Price”), and (ii) the Escrow Agent shall deliver the Earnest Money Deposit to Seller, less and as reduced by the NORM Escrow and the NPDES Escrow, which the Escrow Agent shall retain and disburse in accordance with the provision of Section 7.4 and Section 7.5 and the provisions of the Escrow Agreement, all pursuant to joint written instructions delivered to it by the Parties.

Section 3.6 Post-Closing Adjustment.

(a) Revised Closing Statement. On or before the date that is ninety (90) days after the Closing Date, Seller shall prepare and deliver to Buyer a revised Closing Statement setting forth the interim Adjustment Amount as of the Closing Date, save and except for the those portions of the Base Purchase Price represented by the NORM Escrow and the NPDES

Escrow. Seller shall provide to Buyer such data and information as Buyer may reasonably request supporting the amounts reflected on the revised Closing Statement (and reasonable access to Seller’s personnel, including internal accountants) to permit Buyer to perform or cause to be performed an audit of the revised Closing Statement, at Buyer’s expense. The revised Closing Statement shall become final and binding upon the Parties on the date that is thirty (30) days following receipt thereof by Buyer (the “Response Date”) unless Buyer gives Notice of its disagreement (“Notice of Disagreement”) to Seller on or before such Response Date. Any Notice of Disagreement shall specify in reasonable detail the dollar amount, nature, and basis of any disagreement so asserted. If a Notice of Disagreement is not received by Seller on or before the Response Date, then the Response Date shall be deemed the “Interim Settlement Date.” If a Notice of Disagreement is received by Seller by the Response Date, then the Closing Statement (as revised in accordance with paragraph (b) below) shall become final and binding on the Parties on, and the Interim Settlement Date shall be, the earlier of (1) the date upon which Seller and Buyer agree in writing with respect to all matters specified in the Notice of Disagreement and (2) the date upon which the Closing Statement is issued by the Closing Statement Arbitrator (hereinafter defined).

(b) Interim Closing Statement. During the sixty (60) days following the date upon which Seller receives a Notice of Disagreement, Seller and Buyer shall use commercially reasonable efforts to attempt to resolve in writing any differences that they may have with respect to all matters specified in the Notice of Disagreement. If at the end of such sixty (60) day period (or earlier by mutual agreement), Buyer and Seller have not reached agreement on such matters, the matters that remain in dispute (and only such matters) shall promptly be submitted to PriceWaterhouseCoopers (the “Closing Statement Arbitrator”) for review and final and binding resolution. If PriceWaterhouseCoopers is unable or unwilling to serve as an arbitrator hereunder, then Seller and Buyer shall, in good faith, mutually agree upon an independent national accounting firm that has not represented either Party at any time during the five (5) year period of time immediately preceding its designation hereunder, to serve as the Closing Statement Arbitrator. Buyer and Seller shall, not later than seven (7) days prior to the hearing date set by the Closing Statement Arbitrator, each submit a written brief to the Closing Statement Arbitrator (and a copy thereof to the other Party on the same day) with dollar figures for settlement of the disputes as to the Adjustment Amount (together with a proposed Closing Statement that reflects such figures) consistent with their respective calculations delivered pursuant to Section 3.6(a). The hearing shall be conducted on a confidential basis. The Closing Statement Arbitrator shall consider only those items or amounts in the Closing Statement which were identified in the Notice of Disagreement and which remain in dispute and the Closing Statement Arbitrator’s decision resolving the matters in dispute shall be based upon and be consistent with the terms and conditions in this Agreement. In deciding any matter, the Closing Statement Arbitrator (i) shall be bound by the provisions of this Section 3.6 and the related definitions and (ii) may not assign a value to any disputed item greater than the greatest value for such item claimed by either Seller or Buyer or less than the smallest value for such item claimed by Seller or Buyer in their respective calculations delivered pursuant to Section 3.6(a). The Closing Statement Arbitrator shall render a decision resolving the matters in dispute (which decision shall include a written statement of findings and conclusions) promptly after the conclusion of the hearing, unless the Parties reach agreement prior thereto and withdraw the dispute from arbitration. The Closing Statement Arbitrator shall provide to the Parties explanations in writing of the reasons for its decisions regarding the adjusted Adjustment Amount and shall issue a Closing Statement reflecting such decision. The decision of the Closing Statement Arbitrator shall be (i) final and binding on the Parties and (ii) final and non-appealable for all purposes hereunder; provided, however, that such decision may be reviewed, corrected or set aside by a court of competent jurisdiction, but only if and to the extent that such court of competent jurisdiction finds that (A) the Closing Statement Arbitrator made mathematical errors with respect to its decision, or (B) fraud was committed by either Party in connection with the matters in dispute. The cost of any arbitration (including the fees and expenses of the Closing Statement Arbitrator) under this Section 3.6(b) shall be borne entirely by the Party awarded the smaller percentage of the disputed amount by the Closing Statement Arbitrator. The fees and disbursements of Seller’s independent auditors and other costs and expenses incurred in connection with the services performed with respect to the Closing Statement shall be borne by Seller and the fees and disbursements of Buyer’s independent auditors and other costs and expenses incurred in connection with their preparation of the Notice of Disagreement shall be borne by Buyer. As used in this Agreement, the term “Interim Closing Statement” shall mean the revised Closing Statement described in Section 3.6(a), as prepared by Seller and as may be subsequently adjusted to reflect any subsequent written agreement between the Parties with respect thereto, or if submitted to the Closing Statement Arbitrator, the Closing Statement issued by the Closing Statement Arbitrator as described in this Section 3.6(b).

(c) Interim Settlement. If the amount of the interim Purchase Price as set forth on the Interim Closing Statement exceeds the amount of the Estimated Purchase Price paid at Closing, then, within five (5) days after the Interim Settlement Date, Buyer shall pay to Seller the amount of such difference. If the amount of the interim Purchase Price as set forth on the Interim Closing Statement is less than the Estimated Purchase Price paid at Closing, then Seller shall pay to Buyer, within five (5) days after the Interim Settlement Date, the amount of such difference. Any post-Closing payment made pursuant to this Section 3.6(c) shall be made by means of a wire transfer of immediately available funds to a bank account designated by the Party receiving the funds.

(d) Final Settlement. On or before the date that is twenty-seven (27) months after the Closing Date, Seller shall prepare and deliver to Buyer a revised Closing Statement setting forth the final Adjustment Amount as of the Closing Date, taking into account (i) the adjustments reflected by the Interim Closing Statement and any post-Closing payments made pursuant to Section 3.6(c) and (ii) the final distributions by the Escrow Agent of those portions of the Base Purchase Price represented by the NORM Escrow and the NPDES Escrow.

Section 3.7 Payments and Reimbursements. Notwithstanding any other provision hereof, from the Closing Date until sixty (60) days following the Interim Settlement Date, any proceeds, costs or expenses that would constitute a Buyer’s Credit or a Seller’s Credit (and other proceeds, costs or expenses attributable to the Company Assets on or after the Closing Date) but that are not reflected in the Interim Closing Statement shall be treated as follows:

(a) Seller will promptly forward, or cause to be forwarded, to Buyer any payments received by Seller or any Affiliate of Seller after the Closing Date with respect to proceeds attributable to the sale of Hydrocarbons produced from the Company Assets on or after the Effective Time but that are not reflected in the Interim Closing Statement;

(b) Seller will be responsible pursuant to the terms of this Agreement for costs or expenses attributable to the ownership or operation of the Company Assets prior to the Effective Time that would constitute a Buyer’s Credit but that are not reflected in the Interim Closing Statement and shall promptly pay, or, if paid by Buyer (or either of the Companies after Closing), promptly reimburse Buyer for such costs or expenses;

(c) Buyer will promptly forward, or cause to be forwarded, to Seller any payments received by Buyer (or either of the Companies after Closing) with respect to proceeds attributable to the sale of Hydrocarbons produced from the Company Assets prior to the Effective Time but that are not reflected in the Interim Closing Statement; and

(d) Buyer will be responsible pursuant to the terms of this Agreement for costs or expenses that would constitute a Seller’s Credit (or that are attributable to the Company Assets on or after the Closing Date) but that are not reflected in the Interim Closing Statement and shall promptly pay, or, if paid by Seller, promptly reimburse Seller for and hold Seller harmless from and against, such costs or expenses.

Section 3.8 Purchase Price Allocation.

(a) Adjustment Allocation. Pursuant to the terms of Exhibit B, Buyer and Seller have allocated the Purchase Price among the Company Assets as set forth on Exhibit F and such values shall be used for purposes of calculating adjustments to the Base Purchase Price under the procedures set forth on Exhibit B. Notwithstanding anything herein to the contrary, neither Party shall be bound for Tax purposes by the Allocated Values (as defined in Exhibit B) set forth on Exhibit F to this Agreement.

(b) Tax Allocation. The Parties agree that the transactions contemplated hereby will be treated for U.S. federal income Tax purposes and applicable state income Tax purposes as a sale by Seller and a purchase by Buyer of the Company Assets. All Parties hereto agree to file all Tax Returns consistent with the foregoing and shall not take any position inconsistent with the foregoing for Tax purposes. Within ninety (90) days after the Interim Settlement and after the Final Settlement, as may be the case, the Parties shall allocate the Purchase Price for Tax purposes among the Company Assets affected thereby in accordance with Section 1060 of the Code and the U.S. Treasury Regulations promulgated thereunder (the “Tax Allocation”).

(c) Adjustment. If an adjustment is made to the Purchase Price pursuant to this Agreement, the Tax Allocation shall be adjusted accordingly in accordance with Section 1060 of the Code and as mutually agreed by Buyer and Seller based solely on such adjustment.

(d) Reporting. Seller and Buyer shall report consistently with the Tax Allocation in all Tax Returns, including IRS Form 8594, and neither Seller nor Buyer shall take any position in any Tax Return that is inconsistent with the Tax Allocation, as adjusted, in each case, unless required to do so by a final determination as defined in Section 1313 of the Code, or otherwise with the written consent of the other Party.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES RELATING TO SELLER

Seller hereby represents and warrants to Buyer as follows:

Section 4.1 Organization of Seller. Seller is duly formed, validly existing, and in good standing under the Laws of the State of Delaware and has the requisite organizational power and authority to own the Interests. Seller is duly qualified to do business, and in good standing, in the State of Texas.

Section 4.2 Authorization; Enforceability. Seller has full capacity, power, and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery, and performance of this Agreement, and the performance of the transactions contemplated hereby, have been duly and validly authorized on the part of Seller, and no other proceeding on the part of Seller is necessary to authorize this Agreement or performance of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller (and all documents required hereunder to be executed and delivered by Seller at the Closing will be duly executed and delivered by Seller), and this Agreement constitutes, and at the Closing each such document will constitute, a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 4.3 Ownership of Interests. Except as set forth on Schedule 3.3:

(a) Seller holds of record and owns beneficially the Interests, free and clear of all Liens (other than restrictions under federal and state securities laws and in the Organizational Documents of the Companies).

(b) Seller is not a party to any option, warrant, purchase right, or other contract or commitment (other than this Agreement) that could require Seller to sell, transfer, or otherwise dispose of the Interests, and other than this Agreement, the Interests are not subject to any voting agreement or other contract, agreement, arrangement, commitment, or understanding restricting or otherwise relating to the voting, dividend rights, or disposition of the Interests.

(c) Upon the occurrence of the Closing, the delivery of the Interests to Buyer in accordance with the terms of this Agreement will transfer good and marketable title to the Interests free and clear of any Liens (but subject to applicable restrictions on transferability under federal and state securities Laws and in the Organizational Documents of the Companies).

Section 4.4 No Conflict; Consents. Except as set forth on Schedule 4.4, the execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby do not and shall not:

(a) violate any Law applicable to Seller or, with respect to Seller, require any filing with, consent, approval, or authorization of, or notice to, any Governmental Authority;

(b) violate any Organizational Document of Seller;

(c) with respect to Seller, require any filing with or permit, consent or approval of, or the giving of any notice to, any Person; or

(d)(i) breach any material contract to which Seller is a party, (ii) result in the termination of any such material contract, (iii) result in the creation of any Lien under any material contract, or (iv) constitute an event that, after notice or lapse of time or both, would result in any such breach, termination, or creation of a Lien;

ARTICLE V.

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANIES

Seller hereby represents and warrants to Buyer as follows:

Section 5.1 Organization. Each of the Companies is a limited liability company, duly organized, validly existing, and in good standing under the Laws of the State of Delaware and has the requisite organizational power and authority to own or lease the Company Assets held by it and to conduct its business as it is now being conducted. Each of the Companies is duly licensed or qualified and in good standing in the States of Alabama and Texas. Seller has made available to Buyer true copies of all existing Organizational Documents of the Companies.

Section 5.2 No Conflict; Consents. Except as set forth on Schedule 5.2, the execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby do not and shall not:

(a) violate any Law applicable to the Companies or the Company Assets or, with respect to the Companies or the Company Assets, require any filing with, consent, approval, or authorization of, or notice to, any Governmental Authority;

(b) violate any Organizational Document of either of the Companies;

(c) with respect to the Companies or the Company Assets, require any filing with or permit, consent or approval of, or the giving of any notice to, any Person; or

(d)(i) breach any Material Contract to which either of the Companies is a party or by which any of the Company Assets may be bound, (ii) result in the termination of any such Material Contract, (iii) result in the creation of any Lien under any Material Contract, or (iv) constitute an event that, after notice or lapse of time or both, would result in any such breach, termination, or creation of a Lien.

Section 5.3 Capitalization.

(a) Interests. The Interests constitute all of the issued and outstanding membership interests of the Companies. The Interests (i) are duly authorized, validly issued, and fully paid and nonassessable, (ii) were issued free of preemptive rights, (iii) were issued in accordance with the registration or qualification provisions of the Securities Act of 1933, as amended, and any relevant state securities Laws or pursuant to valid exemptions therefrom, and (iv) are uncertificated.

(b) No Other Rights. With respect to each of the Companies, there are no (i) outstanding securities of such Company which are convertible into, or exchangeable or exercisable for, membership interests, equity interests, or other securities of such Company, (ii) authorized or outstanding options, warrants, stock, or other rights to purchase or acquire from such Company, or obligations of such Company to issue, any equity interests, stock, or other securities, including securities convertible into or exchangeable for membership interests, stock, or other securities of such entity, (iii) preemptive rights related to any membership interests, equity interests, stock, or other securities of such Company, (iv) contractual arrangements giving any Person a right to receive any benefits or rights similar to the rights enjoyed by or accruing to the holders of any equity or other interest in such Company, or (iv) authorized or outstanding bonds, debentures, notes or other indebtedness that entitles the holders to vote (or convertible or exercisable for or exchangeable into securities that entitle the holders to vote) with holders of units or interests of such Company on any matter.

(c) Subsidiaries. Neither Company owns, directly or indirectly, any capital stock or equity interests (excluding ownership of marketable securities or similar investment accounts representing less than two percent (2%) of the issuer’s voting securities) of any other Person.

Section 5.4 Litigation. Except as set forth on Schedule 5.4, neither of the Companies nor (with respect to the Companies, the Interests or the Company Assets) the Seller, (i) is subject to any outstanding Order, (ii) is a party to a Proceeding, or (iii) to the Knowledge of Seller, is threatened with any Proceeding.

Section 5.5 Financial Statements; No Undisclosed Liabilities.

(a) Financial Statements. A true and complete copy of the unaudited balance sheet of the Companies as of and for the year ended December 31, 2011, together with the related statements of income, changes in member’s capital, and cash flow (the “Annual Financial Statements”) is attached as Schedule 5.5(a). The Annual Financial Statements have been prepared in accordance with GAAP and present fairly, in all material respects, the financial position and the results of operations of the Companies as of the date of the balance sheet included therein, and the income, member’s capital, and cash flows of the Companies for the period set forth therein, all in accordance with GAAP applied on a consistent basis (except as otherwise stated in the footnotes).

(b) Interim Financial Statements. A true and complete copy of the unaudited interim balance sheet of the Companies as of November 30, 2012, together with the related unaudited interim statements of income, changes in member’s capital, and cash flows for the nine-month period ended November 30, 2012 (the “Interim Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”), is attached as Schedule 5.5(b). The Interim Financial Statements have been prepared in accordance with GAAP and present fairly, in all material respects, the financial position and the results of operations of the Companies as of the date of the balance sheet included therein, and the income, member’s capital, and cash flows of the Companies for the period set forth therein, all in accordance with GAAP applied on a consistent basis (subject to the absence of footnote disclosures and to normal and recurring adjustments).

(c) No Undisclosed Liabilities. To Seller’s Knowledge, neither of the Companies has any material liabilities that are required to be reflected, reserved against or otherwise described in a balance sheet of such Company prepared in accordance with GAAP, other than (i) liabilities set forth in the Financial Statements, (ii) liabilities which have arisen after the date of the Interim Financial Statements in the ordinary course of business and which, taken as a whole, would not have a Material Adverse Effect, (iii) liabilities arising in connection with the consummation of the transaction contemplated hereunder, and (iv) liabilities disclosed in Schedule 5.5(c).

(d) No Indebtedness. Except as disclosed on Schedule 5.5(d), neither of the Companies has any Indebtedness for Borrowed Money.

(e) No Liens. Except as disclosed on Schedule 5.5(e) and except for Permitted Encumbrances, there are no Liens on the Company Assets arising by, through or under the Companies or Seller.

Section 5.6 Absence of Certain Changes. Except as disclosed on Schedule 5.6, since December 31, 2011, through the date of this Agreement, (i) there has not been any circumstance, condition, event, or state of facts (either singly or in the aggregate) which has had, or would reasonably be expected to have, a Material Adverse Effect, and (ii) except as expressly and specifically provided for herein, the business of each of the Companies has been conducted, in all material respects, only in the ordinary course, consistent with past practices.

Section 5.7 Taxes. Except as set forth on Schedule 5.7, (i) all Tax Returns required to be filed prior to the date hereof by the Seller or the Companies or with respect to the Companies and the Company Assets have been timely filed and all of such Tax Returns are complete and correct in all material respects, (ii) all Taxes shown as due on such Tax Returns have been timely paid, (iii) there is no claim pending by any Governmental Authority in connection with any Tax or any Tax Return described in clause (i) or (ii), (iv) no Tax Returns described in clause (i) are under audit or examination by any Governmental Authority and the Seller knows of no basis for any such audit or examination, (v) there are no agreements or waivers currently in effect or pending that provide for an extension of time with respect to the filing of any Tax Return of either of the Companies or the assessment or collection of any material Tax from or payment by either of the Companies or with respect to the Interests or the Company Assets, (vi) no written claim has been made by any Governmental Authority in a jurisdiction where either of the Companies does not file a Tax Return that it is or may be subject to material taxation in that jurisdiction with respect to the Company Assets, (vii) since its formation, each of the Companies has been treated as a disregarded entity for federal income tax purposes; (viii) no requests for changes in accounting, ruling requests or closing agreements are outstanding or existing which affect the Companies or the assets of the Companies; (ix) none of the Company Assets are subject to the alternative depreciation system, tax exempt use property (within the meaning of Section 168(h) of the Code) or “tax-exempt bond-financed property” (within the meaning of Section 168(g)(5) of the Code); (x) there is no contract, agreement or arrangement covering any individual included in the Company Assets or liabilities assumed by Buyer that would give rise to the payment by the Buyer of any amount that that would be subject to excise taxes under Section 4999 of the Code or nondeductible under Section 280G of the Code; (xi) the Seller is not a foreign person within the meaning of Section 1445 of the Code; (xii) none of the assets or operations of the Companies is classified as a partnership for US federal income tax purposes; (xiii) none of the Companies nor any predecessor thereof has participated or engaged in any “listed transaction” within the meaning of Treasury Regulations 1.6011-4(b)(2) and all predecessor regulations or similar provision of state, local or foreign Law; (xiv) none of the Companies is subject to any tax allocation or sharing agreement or arrangement, obligated to indemnify another under any tax indemnification agreement or arrangement, or, other than for Texas franchise Tax purposes, a member of any consolidated, combined or unitary group; and (xv) none of the Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income, for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (C) transactions between persons specified or related persons as defined in Code Sections 267 or 1239; (D) installment sale or open transaction disposition made on or prior to the Closing Date; (E) cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date; (F) prepaid amount received on or prior to the Closing Date; or (G) an election made pursuant to Section 108(i) of the Code on or prior to the Closing Date.

Section 5.8 Material Contracts. As of the date hereof, Schedule 5.8 lists each Material Contract. Each Material Contract constitutes the legal, valid, and binding obligation of the Company that is a party thereto and, to Seller’s Knowledge, the counterparties thereto, and is enforceable in accordance with its terms, except, in each case, as would not reasonably be expected to have a Material Adverse Effect. None of the Companies is in breach or default in any material respect of its obligations under any of the Material Contracts. Except as set forth in Schedule 5.8, or as would not reasonably be expected to have a Material Adverse Effect, (x) to the Knowledge of Seller, no breach or default by any third party exists under any Material Contract and (y) no counterparty to any Material Contract has canceled, terminated, or modified, or, to the Knowledge of Seller, threatened to cancel, terminate, or modify, any Material Contract. Except for any such Contract identified on Schedule 5.8 as confidential, true, correct, and complete copies of all Material Contracts have been made available to Buyer.

Section 5.9 Employee Matters. Since January 1, 2009, neither of the Companies has had any employees. Neither of the Companies currently maintains any ERISA Plans or other employee compensation or benefit plans, programs, arrangements, contracts, or schemes, written, statutory, or contractual; and neither of the Companies has any obligation or liability to contribute to any of the foregoing. Neither of the Companies is, and neither of the Companies has been, a party to any collective bargaining agreement or other labor union contact. To Seller’s Knowledge, no claims have been asserted against the Companies by the employees of CEP Services Company, Inc. whose job responsibilities encompass the Companies or the Company Assets.

Section 5.10 Compliance with Laws; Permits.

(a) Laws. Except as disclosed on Schedule 5.10(a), to Seller’s Knowledge, each of the Companies is in compliance in all material respects with, and each of the Companies’ ownership, use, and operation of its assets (including the Company Assets) are in compliance in all material respects with, all applicable Laws (other than Environmental Laws, with respect to which Seller’s representations and warranties are set forth in Section 5.14 exclusively). Notwithstanding any provision in this Section 5.10 (or any other provision of this Agreement) to the contrary, Section 5.7, Section 5.9, Section 5.14 and Exhibit B shall be the exclusive representations, warranties, and covenants with respect to Tax, employee benefits, and environmental issues (including Environmental Permits), and no other representations or warranties are made with respect to such matters, including under this Section 5.10.

(b) Permits. Except as disclosed on Schedule 5.10(b), (i) each of the Companies possesses all material Permits (other than Environmental Permits, with respect to which Seller’s representations and warranties are set forth in Section 5.14 exclusively), which are necessary to own the Company Assets owned by it and to operate its business as currently conducted, (ii) all such material Permits are in full force and effect, and (iii) there are no Proceedings pending or, to Seller’s Knowledge, threatened before any Governmental Authority that seek the revocation, cancellation, suspension, or adverse modification of any such material Permit. True, correct, and complete copies of all such material Permits have been made available to Buyer.

Section 5.11 Insurance. Schedule 5.11 contains a summary description of all policies of property, fire and casualty, general liability, workers’ compensation, and other insurance held by or for the benefit of the Companies as of the date of this Agreement.

Section 5.12 [Intentionally Omitted.].

Section 5.13 Bonds and Guarantees. Schedule 5.13 identifies the bonds and guarantees posted (or supported) by Seller or its Affiliates or any third parties on behalf of the Companies with respect to the Company Assets as of the date noted on Schedule 5.13, which Seller may update until ten (10) Business Days prior to the Closing Date with respect to the bonds and guarantees to be replaced on the Closing Date, but only acting consistently with past practice and in the ordinary course of business. True, correct, and complete copies of all such bonds and guarantees have been made available to Buyer.

Section 5.14 Environmental.

(a) Neither of the Companies nor Seller has entered into or is a party (directly or as successor in interest) to any agreement with, or Order of, any Governmental Authority that (i) is in existence as of the date of this Agreement, (ii) is based on any Environmental Laws that relate to the present or future use of any of the Company Assets and (iii) require any remediation or change in the present conditions of any of the Company Assets.

(b) Neither the Companies nor the Seller with respect to the Interests and the Company Assets is a party to any pending Proceeding alleging a violation or seeking enforcement of any Environmental Law.

(c) Except as set forth in Schedule 5.14(c), as of the date of this Agreement, neither of the Companies nor Seller has received written notice from any Governmental Authority relating to the status of the Company Assets under Environmental Laws or from any Person of any release, spill, disposal, event, condition, circumstance, activity, practice or incident concerning any land, facility, asset or property included in the Company Assets that: (i) in any material respect interferes with or prevents compliance by the Companies with any Environmental Law or the terms of any license or permit issued pursuant thereto or (ii) gives rise to or results in any material common law or other liability of the Companies to any Person.

(d) To Seller’s Knowledge, (i) the Companies and the Company Assets are in compliance with Environmental Laws, and (ii) the Companies hold all Environmental Permits; provided, however, that, notwithstanding the foregoing, Seller makes no representations and/or warranties with respect to the issuance and granting of renewal(s) of National Pollutant Discharge Elimination System (“NPDES”) Permits, except, in each case, as would not reasonably be expected to have a Material Adverse Effect.

(e) Seller has made available to Buyer copies of all environmental reports, site Assessment reports and compliance audit reports pertaining to the Company Assets that are in the possession of Seller and were prepared during Seller’s ownership of the Company Assets.

Section 5.15 Preferential Purchase Rights. Except as set forth in Schedule 5.15, there are no (a) preferential purchase rights, rights of first refusal or similar rights and (b) rights of first offer, tag-along rights, drag-along rights or other similar rights, in each case of clause (a) and (b) above, that are applicable to the transactions contemplated by this Agreement.

Section 5.16 Payment of Royalties. Except as set forth on Schedule 5.16 and except for such amounts that are being held in suspense as permitted pursuant to applicable Law, each of the Companies has paid in all material respects all royalties (including lessor’s royalties), overriding royalties, and other burdens upon, measured by or payable out of production (each, a “Burden”) due by such Company with respect to the Company Assets or, if not paid, is contesting such Burden in good faith in the ordinary course of business.

Section 5.17 Imbalances. Except as set forth on Schedule 5.17, to Seller’s Knowledge, there are no Well Imbalances or Pipeline Imbalances, in each case, associated with the Company Assets as of the Effective Time.

Section 5.18 Current Commitments. Schedule 5.18 sets forth, as of the date of this Agreement, all authorizations for expenditures and other capital commitments approved by either of the Companies relating to the Company Assets that (a) are in an amount exceeding $50,000, individually, and (b) relate to activities that have not been completed by the date of this Agreement.

Section 5.19 Delivery of Hydrocarbons. Except as set forth on Schedule 5.19 and for the rights of any lessor to take free gas under the terms of any applicable Lease for its use on the lands covered by such Lease, (i) neither of the Companies is obligated by virtue of any take-or-pay payment, advance payment or other similar payment (other than gas balancing arrangements), to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to the

Company Assets at some future time without receiving full payment therefor at or after the time of delivery; and (ii) none of the revenues attributable to either of the Companies’ interests in any producing Well are being held in suspense.

Section 5.20 Payout Status. To Seller’s Knowledge, Schedule 5.20 sets forth the payout status as of the date set forth in such Schedule of each Well subject to a reversion or other adjustment at some level of cost recovery or payout.

Section 5.21 Wells.

(a) Except as set forth in Schedule 5.21, to Seller’s Knowledge, as of the date hereof, (i) all of the Wells have been drilled in locations that comply with applicable Laws and Permits, and (ii) all operations conducted by the Companies on the Leases (including drilling, completion, production, reworking, plugging and abandonment) have been conducted in material compliance with all applicable Laws and Permits (other than Environmental Laws and Environmental Permits, with respect to which Seller’s representations and warranties are set forth in Section 5.14 exclusively).

(b) To Seller’s Knowledge, (i) Exhibit D-1 and Exhibit D-2 contain a complete list of all of the Wells, other than previously plugged and abandoned wells, located on the Properties, and (ii) there are no dry holes or shut in or otherwise inactive wells located on the Properties that Seller has the immediate and present obligation to plug and abandon in accordance with applicable Law.

Section 5.22 Suspense Accounts. Except as set forth in Schedule 5.22, as of the date set forth on such Schedule, neither of the Companies holds any funds in suspense with respect to any of the Company Assets.

Section 5.23 Brokers’ Fees. Seller and its Affiliates (including the Companies) have not entered into any Contract with any Person that would require the payment by Buyer or its Affiliates of any brokerage fee, finders’ fee, or other commission in connection with the transactions contemplated by this Agreement.

Section 5.24 Reserve Report. Seller has furnished Buyer with a true, correct and complete copy of the reserve report, dated as of September 30, 2012, prepared by Netherland, Sewell & Associates, Inc. with respect to the Properties.

Section 5.25 No Other Businesses. Neither Company has ever conducted any businesses, operations or activities other than the ownership and operation of the Company Assets, the Excluded Assets and activities necessary and ancillary thereto.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES RELATING TO BUYER

Buyer hereby represents and warrants to Seller as follows:

Section 6.1 Organization of Buyer. Buyer is a limited liability company, validly existing and in good standing under the Laws of the State of Delaware.

Section 6.2 Authorization; Enforceability. Buyer has all requisite limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery, and performance of this Agreement, and the performance of the transactions contemplated hereby have been duly and validly authorized and approved by Buyer, and no other limited liability company proceeding on the part of Buyer is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Buyer (and all documents required hereunder to be executed and delivered by Buyer at the Closing will be duly executed and delivered by Buyer), and this Agreement constitutes, and at the Closing each such document will constitute, a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 6.3 No Conflict; Consents. Except as would not reasonably be expected to prevent, impede, or materially delay the ability of Buyer to enter into and perform its obligations under this Agreement, the execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby by Buyer do not and shall not:

(a) violate any Law applicable to Buyer or require any filing with, consent, approval or authorization of, or, notice to, any Governmental Authority;

(b) violate any Organizational Document of Buyer; or

(c) require any filing with, or permit, consent or approval of, or the giving of any notice to, any Person.

Section 6.4 Litigation. Except as would not reasonably be expected to prevent, impede, or materially delay the ability of Buyer to enter into and perform its obligations under this Agreement, Buyer (a) is not subject to any outstanding Order, (b) is not a party to a Proceeding and (c) to the knowledge of Buyer, has not been threatened with any Proceeding.

Section 6.5 Brokers’ Fees. Buyer and its Affiliates have not entered into any Contract with any Person that would require the payment by Seller or its Affiliates of any brokerage fee, finders’ fee, or other commission in connection with the transactions contemplated by this Agreement.

Section 6.6 Financial Ability. Buyer has, or will have at Closing, funds sufficient to pay the Purchase Price, to fund the consummation of the transactions contemplated by this Agreement, and to satisfy all other costs and expenses in connection herewith.

Section 6.7 Securities Law Compliance. Buyer (i) is acquiring the Interests for its own account and not with a view to distribution in violation of applicable securities laws, (ii) has sufficient knowledge and experience in financial and business matters so as to be able to evaluate the merits and risk of an investment in the Interests and is able financially to bear the risks thereof, and (iii) understands that the Interests will, upon purchase, be characterized as “restricted securities” under state and federal securities Laws and that under such Laws the Interests may be resold without registration under such Laws only in certain limited circumstances.

Section 6.8 Buyer’s Independent Investigation. Buyer and its Representatives have undertaken an independent investigation and verification of the Company Assets and the business, operations, and financial condition of each of the Companies. Except for the representations and warranties made by Seller in Article IV and Article V, Buyer acknowledges that there are no representations or warranties, express or implied, as to the Company Assets or the condition (financial or otherwise), assets, liabilities, operations, business or prospects of the Companies.

ARTICLE VII.

TITLE AND ENVIRONMENTAL EXAMINATION.

Section 7.1 Access. From the date hereof through the Closing, Seller shall afford, and shall cause the Companies to afford, to Buyer and its Representatives reasonable access, during normal business hours and in such manner as not to unreasonably interfere with normal operation of either Company’s business, to the properties, books, contracts, and records of Seller and each of the Companies and to the appropriate officers and employees of Affiliates of Seller and the Companies and shall furnish such Representatives with all financial and operating data and employment data with respect to the employees of CEP Services Company, Inc. who are located in Tuscaloosa County, Alabama and whose job responsibilities encompass the Companies or the Company Assets and other information concerning the Companies as Buyer and such Representatives may reasonably request. Seller shall have the right to have a Representative present at all times during any such inspections, interviews, and examinations. Buyer shall hold in confidence all such information on the terms and subject to the conditions contained in the Confidentiality Agreement. Notwithstanding the foregoing, Buyer shall have no right of access to, and Seller shall have no obligation to provide to Buyer, information relating to: (i) bids received from others in connection with the transactions contemplated by this Agreement (or similar transactions) and information and analyses (including financial analyses) relating to such bids; (ii) any information the disclosure of which would jeopardize any privilege available to Seller or the Companies relating to such information or would cause Seller or either Company to breach a confidentiality obligation; or (iii) any information the disclosure of which would result in a violation of Law.

Section 7.2 Environmental and Title Review. Buyer shall have the right to examine the environmental condition of and title to the Company Assets in accordance with the procedures in Exhibit B. Seller shall cause each of the Companies to provide access to the Company Assets it operates during regular business hours and Seller shall use its commercially reasonable efforts to obtain permission for Buyer to gain access to the Company Assets operated by third parties. Buyer shall have no right to perform or conduct any environmental sampling or other invasive environmental investigation on or about any of the Company Assets without the prior written consent of Seller, which shall not be unreasonably withheld.

Section 7.3 Indemnity. Buyer shall indemnify the Seller Indemnified Parties from and against Losses arising out of, or in connection with, any site visits or inspections of the Company Assets or any other properties of any Seller Indemnified Party by Buyer and its Representatives, EVEN IF CAUSED BY THE SOLE, JOINT, AND/OR CONCURRENT NEGLIGENCE, STRICT LIABILITY, OR OTHER FAULT OF THE SELLER INDEMNIFIED PARTIES, EXCEPTING ONLY LOSSES CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF A MEMBER OF THE SELLER INDEMNIFIED PARTIES.

Section 7.4 NORM Requirement.

(a) Buyer acknowledges that (i) solids and water produced from the Wells contain low levels of NORM contamination; (ii) consequently, NORM is present in the sludge and soil contained in the Water System’s treatment ponds, sludge drying beds, and soil stockpile and storage areas (all such NORM-contaminated sludge and soil being collectively referred to herein as the “NORM Contaminated Material”); (iii) RBO holds Radioactive Material License # SM-1344 (Amendment No. 7) (the “NORM Permit”) issued by the Alabama Department of Public Health (the “ADPH”), authorizing RBO to possess such NORM Contaminated Material and requiring it to comply with the requirements set forth therein and in the Alabama Radiation Rules promulgated by the ADPH; (iv) such requirements include, ultimately, the remediation of the NORM Contaminated Material by its removal and transportation to, and disposal at, a licensed disposal facility, in each case pursuant to licenses that RBO will be required to obtain at the time; and (v) the NORM Permit requires that RBO request and obtain from the ADPH an amendment of the NORM Permit if RBO’s ownership changes (as is contemplated by this Agreement). All of the matters, conditions, remediation and other requirements described in the preceding sentence are collectively referred to herein as the “NORM Requirement.”

(b) Seller has retained Newpark Mats & Integrated Services (“Newpark”) to advise the Parties with respect to the NORM Requirement, including the cost and other Losses arising therefrom. Newpark has prepared and delivered to the Parties written Proposal # L-LOC-13181 dated January 9, 2013 setting forth, in the professional judgment of Newpark, its initial determination of the Prudent Cost Response amount for complying with the NORM Requirement with respect to the Maxwell Crossing Facility, together with the computations and information upon which the estimate is based, totaling $1,811,232.00. Based on that initial determination by Newpark, and the “Additional Items” included in the proposal, estimated to be $60,750.00, the Parties agree that the Prudent Cost Response amount for complying with the NORM Requirement with respect to the Maxwell Crossing Facility will be $1,871,982.00 In addition the Parties agree that the Prudent Cost Response amount for complying with the NORM Requirement with respect to the Snow’s Bend Facility will be $720,000.00, bringing the initial Prudent Cost Response amount for both facilities to $2,591,982.00 (the “Initial NORM Reduction Amount”). The Parties agree that the Initial NORM Reduction Amount shall be included in the Buyer’s Credits (pursuant to the definition of such term in Section 1.1) and consequently in the Adjustment Amount, representing (subject to the other components of the Adjustment Amount) a downward adjustment to the Base Purchase Price.

(c) The Parties acknowledge that the Initial NORM Reduction Amount is valid for only thirty (30) days, that the work contemplated thereby cannot be undertaken until the dry summer months and that the Prudent Cost Response amount for complying with the NORM Requirement for the Maxwell Crossing and Snow’s Bend Facilities could increase based on the radioactivity level of the NORM at the actual time of removal and the actual volume of NORM Contaminated Material that must be remediated, removed, transported and/or disposed of at a licensed disposal facility. Accordingly, the Parties agree that $648,000 (an additional twenty-five percent (25%) of the Initial NORM Reduction Amount) of the Earnest Money Deposit shall remain in escrow after the Closing for a period of up to twenty four (24) months (the “NORM Escrow”), to be held and disbursed in accordance with the terms of this Agreement and the Escrow Agreement.

(d) After Closing, Buyer shall elect the optimum time for the removal and disposal of the NORM Contaminated Material in accordance with the NORM Requirement and shall engage Newpark and other contractors and subcontractors (the “NORM Contractors”) to conduct such removal, transportation and disposition. Upon completion of this work, the NORM Contractors shall deliver final invoices to Buyer (with a copy to Seller and to the Escrow Agent) setting forth the actual cost of the removal, transportation, disposition and directly related activities, which the Parties shall deem to be the Prudent Cost Response amount for complying with the NORM Requirement with respect to the Maxwell Crossing Facility and the Snow’s Bend Facility (the “Final NORM Reduction Amount”). The Final NORM Reduction Amount shall be reduced by and not include the costs already covered by and included in the Initial Norm Reduction Amount, and the Parties shall so instruct the Escrow Agent.

(e) Once the NORM Contractors have invoiced Buyer for the Final NORM Reduction Amount, the Escrow Agent shall deliver to Buyer from the NORM Escrow a sum equal to the Final NORM Reduction Amount, and shall deliver to Seller the remaining amount, if any, of the NORM Escrow, all pursuant to joint written instructions delivered to the Escrow Agent by the Parties . Even if the total of the Final NORM Reduction Amount exceeds the amount of the NORM Escrow, Buyer’s right to reimbursement thereof shall be capped at and limited to the amount of the NORM Escrow. The Parties agree that the Final NORM Reduction Amount shall be included in the Buyer’s Credits (pursuant to the definition of such term in Section 1.1) and consequently in the Adjustment Amount, representing (subject to the other components of the Adjustment Amount) a downward adjustment to the Base Purchase Price. If Buyer fails or refuses to remediate the NORM Contaminated Material by its removal and transportation to, and disposal at, a licensed disposal facility, within the twenty-four (24) month period after Closing, then upon the expiration thereof, the Escrow Agent shall deliver the entire amount of the Norm Escrow to Seller, pursuant to joint written instructions delivered to the Escrow Agent by the Parties, and there shall be no Final NORM Reduction Amount.

(f) Notwithstanding any other provision of this Agreement (including Exhibit B), (i) the NORM Requirement shall not constitute (A) an Environmental Defect; (B) a breach or inaccuracy of any representation or warranty made by Seller in this Agreement, including Section 5.14; or (C) any other basis for imposing indemnification or other liability on Seller under this Agreement; and (ii) the inclusion of the Initial NORM Reduction Amount and the Final NORM Reduction Amount (if any) in the Buyer’s Credits and, therefore, the Adjustment Amount (and, subject to the other components of the Adjustment Amount, a downward adjustment to the Base Purchase Price) shall constitute Buyer’s sole and exclusive remedy for the NORM Requirement.

Section 7.5 NPDES Requirement.

(a) Buyer acknowledges that (i) the permits issued to Seller pursuant to the Clean Water Act that authorize discharge of produced waters and similar wastewaters generated as a result of operations, in accordance with effluent standards established by the Alabama

Department of Environmental Management (“ADEM”) (the “NPDES Permits”) have expired; (ii) at a minimum, Buyer’s NPDES diffusers in the Black Warrior River (the “Diffusers”) must be cleaned out and repaired for ADEM to reissue the NPDES Permits; (iii) in addition, such reissuance may also require the redesign and reconfiguration of some or all of the Diffusers, and the modification or replacement of such diffusers to implement such redesign and reconfiguration. All of the matters, conditions, remediation and other requirements described in the preceding sentence are collectively referred to herein as the “NPDES Requirement.”

(b) McGiffert and Associates, LLC (the “McGiffert”) has furnished Seller with an estimated cost proposal, dated June 14, 2012, for its anticipated services in redesigning and reconfiguring the Diffusers, and Seller will retain McGiffert and other contractors and subcontractors (the “NPDES Contractors”) to perform the work required to comply with the NPDES Requirement. Based on McGiffert’s initial proposal, the Parties agree that the Prudent Cost Response amount for complying with the NPDES Requirement, including all engineering, design, construction, modification, replacement, reconfiguration, testing, and approval of the NPDES Permits, will be approximately $500,000. Accordingly, the Parties agree that $500,000 of the Earnest Money Deposit shall remain in escrow after the Closing for a period of up to twenty-four (24) months (the “NPDES Escrow”), to be held and disbursed in accordance with the terms of this Agreement and the Escrow Agreement.

(c) After Closing Buyer shall elect the optimum time for performing the work required by the NPDES Requirement, and shall engage the NPDES Contractors therefor. Upon completion of this work, the NPDES Contractors shall deliver final invoices to Buyer (with a copy to Seller and to the Escrow Agent) setting forth the actual cost of performing the work required by the NPDES Requirement, which the Parties shall deem to be the Prudent Cost Response amount for complying with the NPDES Requirement (the “NPDES Reduction Amount”).

(d) Once the NPDES Contractors have invoiced Buyer for the NPDES Reduction Amount, the Escrow Agent shall deliver to Buyer from the NPDES Escrow a sum equal to the NPDES Reduction Amount, and shall deliver to Seller the remaining amount, if any, of the NPDES Escrow, all pursuant to joint written instructions delivered to the Escrow Agent by the Parties. Even if the total of the NPDES Reduction Amount exceeds the amount of the NPDES Escrow, Buyer’s right to reimbursement thereof shall be capped at and limited to the amount of the NPDES Escrow. The Parties agree that the NPDES Reduction Amount shall be included in the Buyer’s Credits (pursuant to the definition of such term in Section 1.1) and consequently in the Adjustment Amount, representing (subject to the other components of the Adjustment Amount) a downward adjustment to the Base Purchase Price. If Buyer fails or refuses to perform the work requited by the NPDES Requirement within the twenty-four (24) month period after Closing, then upon the expiration thereof, the Escrow Agent shall deliver the entire amount of the NPDES Escrow to Seller, pursuant to joint written instructions delivered to the Escrow Agent by the Parties, and there shall be no NPDES Reduction Amount.

(e) Notwithstanding any other provision of this Agreement (including Exhibit B), (i) the NPDES Requirement shall not constitute (A) an Environmental Defect; (B) a breach or inaccuracy of any representation or warranty made by Seller in this Agreement, including Section 5.14; or (C) any other basis for imposing liability on Seller under this Agreement; and

(ii) the inclusion of the NPDES Reduction Amount in the Buyer’s Credits and, therefore, the Adjustment Amount (and, subject to the other components of the Adjustment Amount, a downward adjustment to the Base Purchase Price) shall constitute Buyer’s sole and exclusive remedy for the NPDES Requirement.

ARTICLE VIII.

INTERIM OPERATIONS

Section 8.1 Operations Prior to Closing. Except as provided in this Agreement, during the period from and including the date hereof until and including the Closing Date (the “Restricted Period”), without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned, or delayed, Seller shall cause each of the Companies to:

(a) operate the Company Assets operated by it in all material respects in (i) the ordinary course consistent with past practices and (ii) compliance with all applicable Laws;

(b) pay all expenses incurred with respect to the Company Assets owned or operated by it in the usual, regular and ordinary manner consistent with past practice;

(c) collect the accounts receivable attributable to the Company Assets owned or operated by it in the usual, regular and ordinary manner consistent with past practice;

(d) maintain the books of account and records relating to the Company Assets owned or operated by it in the usual, regular and ordinary manner, in accordance with the usual accounting practices of each such Person;

(e) give Notice to Buyer as soon as is practicable of any written notice received or given by such Company with respect to any alleged material breach by such Company or other Person of any Material Contract;

(f) with respect to emergency operations, give Notice to Buyer of such emergency and the related emergency operations as soon as reasonably practicable;

(g) give prompt Notice to Buyer of (i) any written notice of any material damage to or destruction of any of the Company Assets of which Seller has Knowledge and (ii) any written notice received by such Company of any material claim asserting any breach of contract, tort or violation of Law or any investigation, suit, action or litigation by or before a Governmental Authority or otherwise, that (in each case) relates to the assets and operations of the Companies;

(h) give Notice to Buyer of any written notice received by Seller or the Companies under or as described in Section 5.14(c);

(i) give Notice to Buyer of any resignation or termination of any employee of CEP Services Company, Inc. located in Tuscaloosa County, Alabama whose job responsibilities encompass the Companies or the Company Assets; and

(j) give Notice to Buyer of any serious personal injury or death of which Seller or the Companies receive notice arising out of the operation of the Companies or relating to the Company Assets.

Section 8.2 Restricted Activities. Without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned, or delayed, Seller shall cause each of the Companies and CEP Services Company, Inc. with respect to the employees located in Tuscaloosa County, Alabama, not to take any action during the Restricted Period to:

(a) amend its Organizational Documents;

(b) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(c) change its accounting methods, policies, or practices, except as required by applicable Law;

(d) sell, transfer, abandon, lease (other than oil and gas leasehold interests acquired by such Company in the Restricted Period), encumber (other than Permitted Encumbrances), exchange or otherwise dispose of any of the assets of the Companies (other than the sale of Hydrocarbons produced from wells included in the Company Assets, assignments of Company Assets as required by the terms of applicable agreements, the distribution of the Excluded Assets and pooling or unitization of Company Assets with properties of unrelated third parties);

(e) merge or consolidate with, or purchase substantially all of the assets or business of, or equity interests in, or make an investment in, any Person (other than extensions of credit to customers in the ordinary course of business);

(f) issue or sell any equity interests, notes, bonds, or other securities of the Company, or any option, warrant or right to acquire same;

(g) incur any Indebtedness for Borrowed Money, whether or not evidenced by a note, bond, debenture, or similar instrument (nor enter into any guarantees with respect to any such indebtedness), except any such indebtedness that will be paid in full at or prior to the Closing;

(h) hire any employees to provide services to the Companies, terminate without cause any employees currently providing services to the Companies, or make any changes to the benefit levels, wages or other compensation to such employees;

(i) enter into any Contract that would have been a Material Contract if it had been in effect on the date hereof;

(j) amend, modify or terminate any Material Contract or otherwise waive, release or assign any material rights, Claims or benefits of the Companies under any Material Contract;

(k) enter into any derivative, option, hedge or futures contracts;

(l) propose or agree to participate in or authorize enter into any authorization for expenditure or other approved capital expenditure in excess of $50,000; and

(m) agree, whether in writing or otherwise, to do any of the foregoing.

ARTICLE IX.

OTHER PRE-CLOSING COVENANTS

Section 9.1 Third Party Approvals. Buyer and Seller shall (and shall each cause their respective Affiliates to) use reasonable efforts to obtain all material consents and approvals of third parties and releases of Liens that any of Buyer, Seller, or their Affiliates are required to obtain to consummate the transactions contemplated hereby.

Section 9.2 Insurance. At Closing, Seller shall be entitled to terminate or modify the insurance policies described in Schedule 5.11 to exclude coverage of the Companies, and Buyer will obtain its own insurance coverage with respect to the Companies and the Company Assets.

Section 9.3 Replacement of Bonds, Letters of Credit, and Guarantees. The Parties understand that none of the bonds, letters of credit, and guarantees, posted by the Companies or any of their Affiliates on behalf of the Companies with any Governmental Authority or third Person and relating to the Companies or the Company Assets, are to be transferred to Buyer. On or before the Closing Date, Buyer shall obtain, or cause to be obtained in the name of the Companies or Buyer, replacements for the bonds and guarantees listed on Schedule 5.13 to the extent such replacements are permitted under the terms thereof, and to the extent permitted under the terms thereof shall cause, effective as of the Closing Date, the cancellation or return to Seller of such bonds and guarantees posted (or supported) by the Companies or any of their Affiliates with respect to the Companies or the Company Assets.

ARTICLE X.

CONDITIONS TO CLOSING

Section 10.1 Conditions to Obligations of Buyer to Closing. The obligation of Buyer to consummate the transactions contemplated by this Agreement at the Closing is subject to the satisfaction of the following conditions:

(a) Representations, Warranties, and Covenants. (i) The representations and warranties of Seller made in this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) will be true and correct as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) except where all such breaches taken collectively would not reasonably be expected to have a Material Adverse Effect, (ii) Seller shall have performed or complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by Seller on or before the Closing, and (iii) Buyer shall have received a certificate of an executive officer of Seller, dated the Closing Date, to such effect.

(b) No Proceeding or Injunction. No Proceeding instituted by a third party shall be pending before any Governmental Authority or arbitral body seeking to restrain, prohibit, enjoin or declare illegal, or seeking substantial damages in connection with, the transactions contemplated by this Agreement. No provision of any applicable Law and no Order shall be in effect that prohibits or makes illegal the consummation of the Closing.

(c) Consents and Approvals. All material required consents and approvals, if any, whether required contractually or by applicable Law or otherwise necessary for the consummation of the transactions contemplated herein, shall have been obtained and shall not have been withdrawn or revoked, and all Liens on the Interests and the Company Assets, other than Permitted Encumbrances, shall have been released (except, in the case of the Interests, those under federal and state securities Laws and the Companies’ Organizational Documents).

Section 10.2 Conditions to the Obligations of Seller to Closing. The obligation of Seller to consummate the transactions contemplated by this Agreement at the Closing is subject to the satisfaction of the following conditions:

(a) Representations, Warranties, and Covenants. (i) The representations and warranties of Buyer made in this Agreement (disregarding all materiality qualifications contained therein) will be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date), (ii) Buyer shall have performed or complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by Buyer on or before the Closing and (iii) Seller shall have received a certificate of an executive officer of Buyer, dated the Closing Date, to such effect.

(b) No Proceeding or Injunction. No Proceeding instituted by a third party shall be pending before any Governmental Authority or arbitral body seeking to restrain, prohibit, enjoin or declare illegal, or seeking substantial damages in connection with, the transactions contemplated by this Agreement. No provision of any applicable Law and no Order shall be in effect that prohibits or makes illegal the consummation of the Closing.

(c) Consents and Approvals. All material required consents and approvals, if any, whether required contractually or by applicable Law or otherwise necessary for the consummation of the transactions contemplated herein, shall have been obtained and shall not have been withdrawn or revoked, and all Liens on the Interests and the Company Assets, other than Permitted Encumbrances, shall have been released (except, in the case of the Interests, those under federal and state securities Laws and the Companies’ Organizational Documents).

ARTICLE XI.

CLOSING

Section 11.1 Closing Date. Subject to the conditions set forth in Article X, the closing of the sale and transfer of the Interests to Buyer as contemplated by this Agreement (the “Closing”) shall take place at the offices of Andrews Kurth LLP at 600 Travis, Suite 4200, Houston, Texas 77002 on February 28, 2013, or such other date as Buyer and Seller may mutually determine (the date on which the Closing occurs is referred to herein as the “Closing Date”), subject to Seller’s right to extend the Closing Date under Section 3(d) of Exhibit B.

Section 11.2 Closing Deliverables. At Closing, the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:

(a) Closing Payment. Buyer shall pay to Seller the Closing Payment.

(b) Assignment and Assumption Agreement. Each of Seller and Buyer shall execute and deliver the Assignment and Assumption Agreement.

(c) Resignations of Officers and Directors. Seller shall cause to be delivered resignations (or evidence of removal) of each officer or director of each of the Companies effective as of the Closing.

(d) Buyer’s Certificate. Buyer shall deliver the certificate required pursuant to Section 10.2(a).

(e) Seller’s Certificate. Seller shall deliver the certificate required pursuant to Section 10.1(a).

(f) Certification of Non-Foreign Status. Seller shall deliver a certification of non-foreign status in accordance with U.S. Treasury Regulation Section 1.1445-2(b)(2).

(g) Other Matters. Seller and Buyer shall execute and deliver any other appropriate assignments, bills of sale, or other instruments necessary to effect or support the transactions contemplated by this Agreement.

ARTICLE XII.

TERMINATION

Section 12.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by the mutual written consent of Buyer and Seller;

(b) by Buyer (provided Buyer is not in material breach of this Agreement), upon Notice to Seller, if there has been a material breach by Seller of any representation, warranty, or covenant contained in this Agreement that has prevented the satisfaction of any condition to the obligations of Buyer at the Closing and such breach has not been cured by Seller prior to the date on which Closing is to occur;

(c) by Seller (provided Seller is not in material breach of this Agreement), upon Notice to Buyer, if there has been a material breach by Buyer of any representation, warranty, or covenant contained in this Agreement that has prevented the satisfaction of any condition to the obligations of Seller at the Closing and such breach has not been cured by Buyer prior to the date on which Closing is to occur;

(d) by either Buyer or Seller, upon Notice to the other Party, if any Governmental Authority having competent jurisdiction has issued a final, non-appealable Order, decree, ruling or injunction (other than a temporary restraining order) or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such injunction shall have become final and non-appealable;

(e) by either Buyer or Seller, upon Notice to the other Party, if the transactions contemplated at the Closing have not been consummated by March 15, 2013, provided that neither Buyer nor Seller shall be entitled to terminate this Agreement pursuant to this Section 12.1(e) if such Person’s breach of this Agreement has prevented the consummation of the transactions contemplated by this Agreement;

(f) by either Buyer or Seller, upon Notice to the other Party, if the sum of all Defect Amounts (as defined in Exhibit B) validly asserted in any Defect Notice (as defined in Exhibit B) less the sum of all Title Benefit Amounts (as defined in Exhibit B) validly claimed by Seller under Exhibit B is equal to or greater than fifteen percent (15%) of the Base Purchase Price; or

(g) by Seller, immediately upon Notice to Buyer, if the Earnest Money Deposit has not been timely delivered by Buyer to the Escrow Agent in accordance with Section 3.2.

Section 12.2 Effect of Termination. In the event of termination of this Agreement under Section 12.1(a), Section 12.1(b), Section 12.1(d), Section 12.1(e) (except as provided in the following sentence), or Section 12.1(f), the Parties shall jointly instruct the Escrow Agent to return the Earnest Money Deposit to Buyer in immediately available funds within three (3) Business Days after such termination. If this Agreement is terminated (a) by Seller under Section 12.1(c), or (b) by either Party under Section 12.1(e) if at such time Seller could have terminated this Agreement under Section 12.1(c), then the Parties shall jointly instruct the Escrow Agent to deliver the Earnest Money Deposit to Seller as liquidated damages, which remedy shall be the sole and exclusive remedy available to Seller for such termination. Buyer and Seller acknowledge and agree that (i) Seller’s actual damages upon the event of termination of this Agreement as contemplated under the preceding sentence are difficult to ascertain with any certainty, (ii) the Earnest Money Deposit is a reasonable estimate of such actual damages and (iii) such liquidated damages do not constitute a penalty. If this Agreement is terminated by Seller under Section 12.1(g), Buyer’s obligation to deliver the Earnest Money Deposit under Section 3.2 shall survive such termination by Seller, but such delivery shall be made directly to Seller rather than the Escrow Agent, and Seller shall retain of all of Seller’s rights and remedies in respect of the breach by Buyer of such obligation (including, without limitation, the right to receive the Earnest Money Deposit and recover any other damages which Seller may have incurred as a result of such breach).

Section 12.3 Other Provisions. Except for Section 12.2, Section 7.3, Section 13.7 and Article XVI (excluding Section 16.12) (and the definitions related to any of the foregoing), this Agreement shall, upon termination hereof pursuant to Section 12.1, become of no further force or effect. Nothing in Section 12.2 will relieve any Party to this Agreement of liability for breach of this Agreement occurring prior to any termination, or for breach of any provision of this Agreement that specifically survives termination hereunder. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

ARTICLE XIII.

ASSUMPTION; INDEMNIFICATION AND WAIVERS

Section 13.1 Assumed Obligations. Without limiting Buyer’s rights to indemnity under this Agreement and Buyer’s rights under any Title Indemnity Agreement (as defined in Exhibit B), from and after the Closing Date, Buyer shall assume and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) the Assumed Obligations.

Section 13.2 Seller’s Indemnification.

(a) Seller Indemnity. From and after Closing, subject to the limitations set forth in this Agreement, Seller shall indemnify, defend, and hold harmless Buyer, its Affiliates, and each of their respective officers, members, managers, partners, directors, employees, and representatives (the “Buyer Indemnified Parties”) against any and all liabilities, obligations, damages, losses, costs, debts, penalties, fines, expenses (including reasonable attorneys’ and consultants’ fees and expenses), claims, causes of actions, payments, charges, judgments and assessments (collectively “Losses”) incurred or suffered by the Buyer Indemnified Parties as a result of, relating to, or arising out of any breach of any representation or warranty made by Seller in Article IV as though such representation or warranty were made as of the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been made as of such earlier date).

(b) Seller Indemnity Regarding the Companies. From and after Closing, subject to the limitations set forth in this Agreement, Seller shall indemnify, defend, and hold harmless the Buyer Indemnified Parties against any and all Losses incurred or suffered by the Buyer Indemnified Parties as a result of, relating to, or arising out of:

(i) any breach of any representation or warranty made by Seller in this Agreement (excluding Article IV) as though such representation or warranty were made as of the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been made as of such earlier date);

(ii) the breach of any covenant or agreement made or to be performed by Seller under this Agreement;

(iii) the Proceedings, if any, set forth on Schedule 5.4;

(iv) Hazardous Substances related or attributable to the Company Assets that, prior to the Closing, were disposed of off-site;

(v) the Excluded Assets; and

(vi) any Property Costs attributable to the ownership or operation of the Company Assets prior to the Effective Time; except that with respect to any underpayments of royalty owners, overriding royalty owners and other interest owners of their respective shares of net revenues or proceeds attributable to sales of Hydrocarbons produced from the Leases, for periods prior to the Closing Date.

Section 13.3 Buyer’s Indemnity. From and after Closing, subject to the limitations set forth in this Agreement, Buyer shall indemnify, defend, and hold harmless Seller, its Affiliates, and each of their respective officers, members, managers, partners, directors, employees, and representatives (the “Seller Indemnified Parties”) against any and all Losses incurred or suffered by the Seller Indemnified Parties as a result of, relating to, or arising out of:

(a) any breach of any representation or warranty made by Buyer in this Agreement as though such representation or warranty were made as of the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been made as of such earlier date),

(b) the breach of any covenant or agreement made or to be performed by Buyer under this Agreement, and

(c) except for any Losses (i) that are covered by the indemnity from Seller to the Buyer Indemnified Parties under Section 13.2 and (ii) for which the Buyer Indemnified Parties are entitled to indemnity pursuant to this Article XIII, the Companies, the Assumed Obligations and the ownership and operation of the Company Assets.

Section 13.4 Express Negligence Rule. THE INDEMNIFICATION AND WAIVER PROVISIONS IN THIS AGREEMENT SHALL BE ENFORCEABLE REGARDLESS OF WHETHER ANY PERSON (INCLUDING THE PERSON FROM WHOM INDEMNIFICATION IS SOUGHT) ALLEGES OR PROVES THE SOLE, CONCURRENT, CONTRIBUTORY, OR COMPARATIVE NEGLIGENCE OF THE PERSON SEEKING INDEMNIFICATION OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED UPON THE PERSON SEEKING INDEMNIFICATION, EXCEPT IN THE CASE OF GROSS NEGLIGENCE OR WILLFUL MISCONDUCT BY SUCH PERSON.

Section 13.5 Limitations on Liability.

(a) Indemnity Deductible and Indemnity Cap. Except as set forth below, a Buyer Indemnified Party will not be entitled to indemnity under Section 13.2(b) of this Agreement for Losses with respect to any claim until the aggregate amount of all such claims exceeds the Indemnity Deductible, and thereafter, the Buyer Indemnified Parties shall only be entitled to indemnity for the amount in excess of the Indemnity Deductible, subject to the limitations set forth in this Agreement. Except as set forth below, the maximum aggregate liability of Seller under Section 13.2(b) of this Agreement shall not exceed the Indemnity Cap. The Indemnity Deductible and the Indemnity Cap shall not apply to any claim for indemnification under (i) Section 13.2(a) or Section 13.2(b)(i) with respect to any breach of the Fundamental Representations, (ii) Section 13.2(b)(iii), (iii) Section 13.2(b)(iv), (iv) Section 13.2(b)(iv), and (v) Section 13.2(b)(v).

(b) Survival.

(i) Except as otherwise expressly provided herein, the representations, warranties, and covenants of the Parties under this Agreement shall survive the Closing; provided, however, that:

(a) except for the Fundamental Representations, all other representations and warranties of Seller shall survive the Closing for a period of twelve (12) months;

(b) the Fundamental Representations shall survive the Closing for the period of the applicable statute of limitations plus 90 days;

(c) all covenants and agreements of Seller in this Agreement shall survive the Closing for a period of twelve (12) months, except for (i) Seller’s covenant in Section 15.3, which shall survive the Closing for a period of five (5) years; (ii) Seller’s covenants in Section 3.8 and Article XIV, which shall survive for the applicable statute of limitations plus 90 days; and (iii) Seller’s covenants in this Article XIII, which shall survive the Closing for the period specified in this Article XIII.

(d) Buyer’s representations and warranties in Article VI shall survive the Closing for the period of the applicable statute of limitations plus 90 days, except that the Buyer’s representations and warranties in Sections 6.7 and 6.8 shall survive without limitation as to duration; and

(e) all covenants and agreements of Buyer in this Agreement shall survive the Closing for a period of twelve (12) months, except for (i) Buyer’s covenants in Section 3.8, Section 7.3, and Article XIV, which shall survive for the applicable statute of limitations plus 90 days; (ii) Buyer’s covenants in Section 15.1, which shall survive for a period of seven (7) years; (iii) Buyer’s covenants in Section 15.2, which shall survive without limitation as to duration; and (iv) Buyer’s covenants in this Article XIII, which shall survive the Closing for the period specified in this Article XIII.

(ii) Subject to Section 13.5(b)(iii) below, the Parties’ respective indemnity obligations under this Article XIII shall survive as follows:

(a) Seller’s indemnities in Section 13.2(a), Section 13.2(b)(i) and Section 13.2(b)(v) and Buyer’s indemnities in Section 13.3(a) shall terminate as of the termination date of each respective representation or warranty that is subject to indemnification; provided that if there is no termination date for a representation or warranty, then the indemnities provided with respect thereto shall survive the Closing without time limit.

(b) Seller’s indemnities in Section 13.2(b)(ii) and Buyer’s indemnities in Section 13.3(b) shall terminate as of the termination date of each respective covenant that is subject to indemnification; provided that if there is no termination date for a covenant, then the indemnities provided with respect thereto shall survive the Closing without time limit.

(c) The Seller’s indemnities in Section 13.2(b)(iii) and Section 13.2(b)(iv) shall survive the Closing for a period of twelve (12) months.

(d) The Seller indemnities in Section 13.2(b)(vi) shall survive the Closing for a period of thirty-six (36) months, except that with respect to any underpayments of royalty owners, overriding royalty owners and other interest owners of their respective shares of net revenues or proceeds attributable to sales of Hydrocarbons produced from the Leases, the Seller indemnities in Section 13.2(b)(vi) shall survive the Closing for the period of the statute of limitations applicable thereto, plus ninety (90) days.

(e) Buyer’s indemnities in Section 13.3(c) shall survive the Closing without time limit.

(iii) Any assertion by any Indemnified Party of Losses under this Article XIII must be made in a Notice delivered to the Indemnifying Party (or not at all) on or prior to the end of the survival period applicable to such indemnity as provided above, and the Indemnified Parties’ right to indemnification under this Article XIII shall be deemed waived and released if not made on or prior to the end of such survival period. Notwithstanding the foregoing, there shall be no termination of any bona fide claim asserted pursuant to the indemnities in this Article XIII if such bona fide claim is asserted prior to the date of termination for the applicable indemnity, and with respect to a timely asserted bona fide claim for indemnification, the Indemnifying Party’s indemnity covenants under this Article XIII shall survive until performed.

(c) Reductions. The amount of any Losses subject to indemnification under this Article XIII shall be reduced or reimbursed, as the case may be, by any third party insurance proceeds and third party recoveries actually received by the Indemnified Parties with respect to such Losses (net of any expenses or costs incurred in connection with the claim or collection relating thereto and any increase in premiums as a result thereof). The Indemnified Parties shall use commercially reasonable efforts to collect any amounts available under such insurance coverage and from such other third party alleged to have responsibility. If an Indemnified Party receives an amount under insurance coverage or from such third party with respect to Losses that were the subject of indemnification under this Article XIII at any time subsequent to indemnification provided thereunder, then such Indemnified Party shall promptly reimburse the Indemnifying Party for such amount (net of any expenses or costs incurred in connection with the claim or collection relating thereto and any increase in premiums as a result thereof).

(d) Mitigation. Each Indemnified Party shall make reasonable efforts to mitigate or minimize Losses under this Agreement upon and after becoming aware of any event or condition which would reasonably be expected to give rise to any Losses that are indemnifiable under this Article XIII, provided, that such Indemnified Party shall not be required to incur extraordinary expense or risk to mitigate or minimize any such Losses. If an Indemnified Party fails to so mitigate an indemnifiable loss under the preceding sentence, the Indemnifying Party shall have no liability for any portion of such loss that reasonably could have been avoided had the Indemnified Party made such efforts.

(e) Payment. Subject to Section 13.5(a), all amounts for which indemnification is provided under Section 14.1(b) and this Article XIII will be paid in cash in immediately available funds upon (i) agreement of Buyer and Seller with respect to the amount thereof or (ii) a final, binding and non-appealable judgment of a court of competent jurisdiction concerning same.

Section 13.6 Procedures. Claims for indemnification under this Agreement shall be asserted and resolved as follows:

(a) Third Party Claim. If any Person entitled to seek indemnification under Article XIII (an “Indemnified Party”) receives written notice of the assertion or commencement of any claim asserted against an Indemnified Party by a third party (“Third Party Claim”) in respect of any matter that is subject to indemnification under Article XIII, the Indemnified Party shall promptly (i) notify the Party obligated to the Indemnified Party pursuant to this Article XIII (the “Indemnifying Party”) of the Third Party Claim and (ii) transmit to the Indemnifying Party a Notice (a “Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to the Third Party Claim (if any), the Indemnified Party’s best estimate of the amount of Losses attributable to the Third Party Claim and the basis of the Indemnified Party’s request for indemnification under this Agreement. Failure to timely provide such Claim Notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is prejudiced by such delay or omission.

(b) Indemnifying Party. Except with respect to Tax Audits described in Section 14.2, the Indemnifying Party shall have the right to defend the Indemnified Party against such Third Party Claim. If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume the defense of the Third Party Claim (such election to be without prejudice to the right of the Indemnifying Party to dispute whether such claim is an indemnifiable Loss under this Agreement), then the Indemnifying Party shall have the right to defend such Third Party Claim with counsel selected by the Indemnifying Party (who shall be reasonably satisfactory to the Indemnified Party), by all appropriate proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 13.6(b). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided that the Indemnifying Party shall not enter into any settlement agreement or consent to the entry of any judgment with respect thereto without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned, or delayed) that (i) does not result in a final resolution of the Indemnified Party’s liability to the third party with respect to the Third Party Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Party from all further liability in respect of such Third Party Claim) or (ii) may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity). If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party elects to contest pursuant to this Section 13.6(b), including the making of any related counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 13.6(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation.

(c) Indemnified Party. Except with respect to Tax Audits described in Section 14.2, if the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 13.6(b), then the Indemnified Party shall have the right to defend, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third Party Claim with counsel selected by the Indemnified Party (who shall be reasonably satisfactory to the Indemnifying Party), by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnified Party. In such circumstances, the Indemnified Party shall defend any such Third Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 13.6(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(d) Direct Claim. Any claim by the Indemnified Party on account of Losses that do not result from a Third Party Claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party reasonably prompt Notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of the events that gave rise to such Direct Claim. Such Notice by the Indemnified Party will describe the Direct Claim in reasonable detail, will include copies of all available material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of Losses that have been or may be sustained by the Indemnified Party. The Indemnifying Party will have a period of ten (10) Business Days within which to respond in writing to such Direct Claim. If the Indemnifying Party does not so respond within such ten (10) Business Day period, the Indemnifying Party will be deemed to have rejected such Direct Claim, in which event the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

Section 13.7 Waiver of Consequential Damages. WITH RESPECT TO ANY AND ALL LOSSES FOR WHICH INDEMNIFICATION MAY BE AVAILABLE HEREUNDER, NO INDEMNIFYING PARTY SHALL HAVE ANY LIABILITY FOR ANY CONSEQUENTIAL, INDIRECT, PUNITIVE, EXEMPLARY, OR SPECIAL DAMAGES WITH RESPECT TO ANY CLAIM FOR WHICH SUCH INDEMNIFYING PARTY MAY HAVE LIABILITY PURSUANT TO THIS AGREEMENT; PROVIDED,

HOWEVER, THAT THIS WAIVER SHALL NOT APPLY TO THE EXTENT SUCH CONSEQUENTIAL, INDIRECT, PUNITIVE, EXEMPLARY OR SPECIAL DAMAGES ARE AWARDED IN A PROCEEDING BROUGHT OR ASSERTED BY A THIRD PARTY AGAINST AN INDEMNIFIED PARTY.

Section 13.8 Waivers and Disclaimers.

(a) TITLE AND ENVIRONMENTAL MATTERS. THE ONLY REPRESENTATIONS, WARRANTIES, OR COVENANTS BEING MADE BY SELLER WITH RESPECT TO THE COMPANIES’ TITLE TO THE COMPANY ASSETS OR THE ENVIRONMENTAL OR PHYSICAL CONDITION OF THE COMPANY ASSETS ARE IN Article V AND EXHIBIT B, AND ALL OTHER REPRESENTATIONS, WARRANTIES, OR COVENANTS RELATED TO TITLE OR THE ENVIRONMENTAL OR PHYSICAL CONDITION OF THE COMPANY ASSETS OF ANY KIND OR NATURE, EITHER EXPRESS, IMPLIED, OR STATUTORY, ARE HEREBY WAIVED AND DISCLAIMED IN THEIR ENTIRETY.

(b) NO RELIANCE. BUYER HAS REVIEWED AND HAS ACCESS TO ALL CONTRACTS, DOCUMENTS, RECORDS, AND INFORMATION WHICH IT HAS DESIRED TO REVIEW IN CONNECTION WITH ITS DECISION TO ENTER INTO THIS AGREEMENT, AND TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREBY. BUYER HAS NOT RELIED UPON ANY REPRESENTATION, WARRANTY, STATEMENT, ADVICE, DOCUMENT, PROJECTION, OR OTHER INFORMATION OF ANY TYPE PROVIDED BY SELLER, OR ITS AFFILIATES, OR ANY OF THEIR REPRESENTATIVES, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF SELLER SET FORTH IN THIS AGREEMENT. IN DECIDING TO ENTER INTO THIS AGREEMENT, AND TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREBY, BUYER HAS RELIED SOLELY UPON ITS OWN KNOWLEDGE, INVESTIGATION, AND ANALYSIS (AND THAT OF ITS REPRESENTATIVES) AND NOT ON ANY DISCLOSURE OR REPRESENTATION MADE BY, OR ANY DUTY TO DISCLOSE ON THE PART OF, SELLER OR ITS AFFILIATES, OR ANY OF THEIR REPRESENTATIVES, OTHER THAN THE REPRESENTATIONS AND WARRANTIES OF SELLER SET FORTH IN THIS AGREEMENT. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT, NOTHING IN THIS AGREEMENT SHALL RESTRICT OR IN ANY WAY LIMIT CLAIMS BY THE PARTIES WITH RESPECT TO BREACHES OR CLAIMS BASED UPON FRAUD, AS TO WHICH THE PARTIES SHALL HAVE ALL OF THEIR RIGHTS OR REMEDIES AT LAW.

(c) LIMITED DUTIES. ANY AND ALL DUTIES AND OBLIGATIONS WHICH EITHER PARTY MAY HAVE TO THE OTHER PARTY WITH RESPECT TO OR IN CONNECTION WITH THE INTERESTS, THE COMPANY ASSETS, THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY ARE LIMITED TO THOSE IN THIS AGREEMENT. THE PARTIES DO NOT INTEND (I) THAT THE DUTIES OR OBLIGATIONS OF EITHER PARTY, OR THE RIGHTS OF EITHER PARTY, SHALL BE EXPANDED BEYOND THE TERMS OF THIS AGREEMENT ON THE BASIS OF ANY LEGAL OR EQUITABLE PRINCIPLE OR ON ANY OTHER BASIS WHATSOEVER OR (II) THAT ANY EQUITABLE OR LEGAL PRINCIPLE OR ANY IMPLIED OBLIGATION OF

GOOD FAITH OR FAIR DEALING OR ANY OTHER MATTER REQUIRES EITHER PARTY TO INCUR, SUFFER, OR PERFORM ANY ACT, CONDITION, OR OBLIGATION CONTRARY TO THE TERMS OF THIS AGREEMENT AND THAT IT WOULD BE UNFAIR, AND THAT THEY DO NOT INTEND, TO INCREASE ANY OF THE OBLIGATIONS OF ANY PARTY UNDER THIS AGREEMENT ON THE BASIS OF ANY IMPLIED OBLIGATION OR OTHERWISE.

(d) DEFECTS. THE COMPANY ASSETS BEING TRANSFERRED TO BUYER AS A RESULT OF THE TRANSFER OF THE INTERESTS ARE BEING ACCEPTED BY BUYER IN THEIR “AS IS, WHERE IS” CONDITION AND STATE OF REPAIR, AND WITH ALL FAULTS AND DEFECTS, WITHOUT, SUBJECT TO THE EXCEPTION BELOW, ANY REPRESENTATION, WARRANTY, OR COVENANT OF ANY KIND OR NATURE, EXPRESS, IMPLIED, OR STATUTORY, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MARKETABILITY, QUALITY, CONDITION, CONFORMITY TO SAMPLES, MERCHANTABILITY, AND/OR FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE EXPRESSLY DISCLAIMED BY SELLER AND WAIVED BY BUYER, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF SELLER SET FORTH IN THIS AGREEMENT. BUYER RECOGNIZES THAT THE COMPANY ASSETS HAVE BEEN USED FOR OIL AND GAS DRILLING, COMPLETING, FRACTURING, PRODUCTION, GATHERING, PIPELINE, TRANSPORTATION, STORAGE, AND RELATED OPERATIONS. PHYSICAL CHANGES IN THE COMPANY ASSETS AND IN THE LANDS INCLUDED THEREIN MAY HAVE OCCURRED AS A RESULT OF SUCH USES. THE COMPANY ASSETS ALSO MAY INCLUDE BURIED PIPELINES AND OTHER EQUIPMENT, THE LOCATIONS OF WHICH MAY NOT BE KNOWN BY SELLER OR READILY APPARENT BY A PHYSICAL INSPECTION OF THE COMPANY ASSETS. IT IS UNDERSTOOD AND AGREED THAT BUYER SHALL HAVE INSPECTED PRIOR TO CLOSING (OR SHALL BE DEEMED TO HAVE WAIVED ITS RIGHT TO INSPECT) THE LEASES, EQUIPMENT, PIPELINES, AND THE ASSOCIATED PREMISES INCLUDED IN THE COMPANY ASSETS AND SATISFIED ITSELF AS TO THEIR PHYSICAL AND ENVIRONMENTAL CONDITION, BOTH SURFACE AND SUBSURFACE, AND THAT BUYER SHALL ACCEPT ALL OF THE SAME IN THEIR “AS IS, WHERE IS” CONDITION AND STATE OF REPAIR, AND WITH ALL FAULTS AND DEFECTS, INCLUDING, BUT NOT LIMITED TO, THE PRESENCE OF NORM AND MAN-MADE MATERIAL FIBERS, SUBJECT TO THE REPRESENTATIONS AND WARRANTIES OF SELLER SET FORTH IN THIS AGREEMENT.

(e) ADDITIONAL DISCLAIMERS. SELLER MAKES NO REPRESENTATION, COVENANT, OR WARRANTY, EXPRESS, IMPLIED, OR STATUTORY, (I) AS TO THE ACCURACY OR COMPLETENESS OF ANY DATA OR RECORDS DELIVERED TO BUYER WITH RESPECT TO THE COMPANIES OR THE COMPANY ASSETS (INCLUDING, WITHOUT LIMITATION, ANY PROCESSING, REPROCESSING OR OTHER INTERPRETATION OR ANALYSIS BY THE COMPANIES, SELLER OR ANY OF THEIR AFFILIATES OF ANY SEISMIC DATA INCLUDED IN THE COMPANY ASSETS) OR (II) CONCERNING THE QUALITY OR QUANTITY OF HYDROCARBON RESERVES, IF ANY, ATTRIBUTABLE TO THE COMPANY ASSETS, OR THE ABILITY OF THE COMPANY ASSETS TO PRODUCE HYDROCARBONS, OR THE PRODUCT PRICES WHICH THE COMPANIES ARE OR WILL BE ENTITLED TO RECEIVE FROM THE SALE OF ANY SUCH HYDROCARBONS.

Section 13.9 Exclusive Remedy and Release. The indemnification and remedies set forth in Section 7.3, Article XIV, this Article XIII, Exhibit B and any Title Indemnity Agreement (as defined in Exhibit B) shall constitute the sole and exclusive post-Closing remedies of the Parties with respect to any breach of representation or warranty or non-performance of any covenant or agreement contained in this Agreement. Except as provided in this Agreement or any Title Indemnity Agreement (as defined in Exhibit B), if the Closing occurs, each of Buyer and Seller hereby waives, releases, acquits, and forever discharges the other, and all of the Buyer Indemnified Parties or Seller Indemnified Parties, as applicable, or any other Person acting on behalf of the other, of and from any and all Losses whatsoever, whether direct or indirect, known or unknown, foreseen or unforeseen, which such party, as applicable, may have or which may arise in the future directly or indirectly arising out of the transactions contemplated hereby, including any of the foregoing that is from or relating to the possession, use, handling, management, disposal, investigation, remediation, cleanup, or release of any Hazardous Substances or any Environmental Law applicable thereto.

ARTICLE XIV.

TAX MATTERS

Section 14.1 Responsibility for Filing Tax Returns and Paying Taxes.

(a) Filing. Seller shall file all Tax Returns required to be filed by or with respect to the Companies or the assets of the Companies for a Pre-Closing Tax Period that are required to be filed prior to or on the Closing Date and any Tax Returns that are required to be filed as a result of the sale of the Companies and the Company Assets and the distribution of the Excluded Assets. If Closing occurs, Buyer shall file all other Tax Returns required to be filed by or with respect to the Companies and the Company Assets.

(b) Payment. Subject to the limitations of Section 14.4 and Section 14.6, Seller shall pay, or cause each of the Companies to pay, Taxes owed and payable by such Company or with respect to the Companies and the assets and operations of the Companies at any time prior to or on the Closing Date. Seller shall indemnify and hold harmless Buyer and its Affiliates from and against all Taxes with respect to (i) the Companies and the Company Assets attributable to any Pre-Effective Date Tax Period or portion of any Straddle Period prior to and including the Effective Date, (ii) the Excluded Assets and the distribution of the Excluded Assets to Seller for all periods, and (iii) the sale of the Interest, the Companies and the Company Assets. If Closing occurs, Buyer shall pay all other Taxes owed with respect to the Companies or any of the Company Assets.

(c) Straddle Period. For purposes of this Agreement, liability for Taxes with respect to each of the Companies or the Company Assets with respect to any Straddle Period shall be apportioned as follows: property, ad valorem and similar Taxes assessed with respect to any Straddle Period shall be apportioned between the Seller and the Buyer on a ratable daily basis, and Seller shall pay any such Taxes for any Pre-Effective Date Tax Period or portion of the Straddle Period prior to and including the Effective Date. All other Taxes shall be apportioned based on an interim closing of the books of the Companies as of the end of the Effective Time, provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on and including the Effective Date and the period beginning after the Effective Date in proportion to the number of days in each period. If Closing occurs, Buyer and Seller shall each timely provide the other with all information and cooperation reasonably requested by the other to prepare any Tax Return relating to the Companies, the Company Assets or the transactions contemplated by this Agreement.

(d) Texas Franchise Taxes. Notwithstanding any provision of this Agreement to the contrary, the responsibility for Texas franchise Taxes with respect to the operations of each of the Companies (as opposed to the sale of the Interests which shall be governed by Section 14.1(b)(iii)) shall be prorated between Seller and Buyer as of the Effective Date, with the Seller responsible for such Texas franchise Taxes for all periods on or prior to the Effective Date, and such proration based on a closing of the books and the operational results of the Companies for year of the Effective Date, notwithstanding that such Texas franchise Taxes are payable in a subsequent year.

Section 14.2 Responsibility for Tax Audits. Seller shall control any Tax Audit relating to Taxes for which Seller is liable pursuant to Section 14.1, and if Closing occurs, Buyer shall control any other Tax Audit relating to Taxes for which Buyer is liable pursuant to Section 14.1; provided, however, that if a Tax Audit relates to Taxes for which both Parties could be liable under this Agreement, to the extent practicable, the Tax items with respect to such Tax Audit will be distinguished and each Party will have the option to control the defense and settlement of those Taxes for which it could be so liable, but if any Tax item cannot be identified as being a liability of only one Party or cannot be separated from a Tax item for which the other Party is liable, Buyer, at its expense, shall have the option to control the defense and settlement of the Tax Audit, provided that Buyer shall keep Seller notified of any developments in such Tax Audit and Seller shall have the right to participate in such Tax Audit at its own expense; and provided further that no such matter shall be settled without the written consent of Seller, not to be unreasonably withheld, delayed or conditioned. Buyer and Seller shall each timely provide the other with all information and cooperation reasonably requested to defend a Tax Audit with respect to Taxes relating to the Companies, the Company Assets or the transactions contemplated by this Agreement. Each Party shall provide the other with notice of any pending or threatened Tax Audits that could adversely affect the other.

Section 14.3 Tax Refunds. The Parties shall be entitled to any refund, offset or credit with respect to Taxes for which the Party is responsible pursuant to Section 14.1 or Section 14.4. If a Party receives a refund, offset or credit to which the other Party is entitled, the Party receiving the refund, offset or credit shall pay it to the Party entitled to the refund within thirty (30) Business Days after receipt and usage thereof.

Section 14.4 Transfer Taxes. Buyer shall be responsible for and indemnify Seller against any state or local transfer, sales, use, stamp, registration or other similar Taxes resulting from the transactions contemplated by this Agreement. The Parties shall reasonably cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Taxes.

Section 14.5 Tax Treatment of Indemnities. Any indemnity paid by a Party to another Party pursuant to this Article XIV or Article XIII shall be treated for federal, state and local income Tax purposes, as an adjustment to the Purchase Price, unless otherwise required by Law or as agreed by the Parties.

Section 14.6 Survival and Conflict. Notwithstanding any provision of this Agreement to the contrary, the obligations set forth in Article XIV shall survive Closing for the applicable statute of limitations plus 90 days. Further, in the event of a conflict between the provisions of this Article XIV and any other provision of this Agreement, this Article XIV shall control.

Section 14.7 Section 1031 Exchange. Seller and Buyer hereby agree that Seller shall have the right at any time prior to Closing to assign all or a portion of its rights under this Agreement to a Qualified Intermediary (as that term is defined in Section 1.1031(k)-1(g)(4)(v) of the Treasury Regulations) and/or a Qualified Exchange Accommodation Titleholder (as that term is defined in Revenue Procedure 2000-37) in order to accomplish the transaction in a manner intended to comply, either in whole or in part, with the requirements of a like-kind exchange pursuant to Section 1031 of the Code. In the event that Seller assigns its rights under this Agreement pursuant to this Section 14.7, Seller agrees to notify Buyer in writing of such assignment at or before Closing, and Buyer shall cooperate fully, as and to the extent reasonably requested by the Seller, in connection with enabling the transactions contemplated herein to qualify in whole or in part as a like-kind exchange pursuant to Section 1031 of the Code; provided, however, that any costs or expenses in connection therewith shall be borne solely by Seller, and Buyer shall not be required to incur any additional liability in connection therewith. Seller and Buyer acknowledge and agree that any assignment of all or any portion of this Agreement to a Qualified Intermediary and/or Exchange Accommodation Titleholder shall not release either party from any of their respective liabilities and obligations to each other under this Agreement. Without limiting the generality of the above provisions of this Section 14.7, in the event that Seller assigns all or a portion of its rights under this Agreement pursuant to this Section 14.7, then the other certificates, agreements, instruments and documents to be executed and/or delivered in connection with this Agreement by Buyer or their Affiliates shall be amended and modified in a manner satisfactory to Seller to expressly permit, without further consent or approval, the subsequent assignment and transfer of the same by the Qualified Intermediary and/or Exchange Accommodation Titleholder to Seller (or its designee).

ARTICLE XV.

OTHER POST-CLOSING COVENANTS

Section 15.1 Books and Records.

(a) Delivery of Company Records. Seller shall deliver the Company Records to Buyer at or as soon as practicable after the Closing.

(b) Retention. Seller may retain copies of any or all of the Company Records.

(c) Record Preservation. Buyer shall preserve and keep a copy of all Company Records in Buyer’s possession for a period of at least seven (7) years after the Closing Date. After such seven (7) year period, before Buyer shall dispose of any such Company

Records, Buyer shall give Seller at least sixty (60) days’ Notice to such effect, and Seller shall be given an opportunity during such period, at its cost and expense, to remove and retain all or any part of such Company Records as Seller may select. Buyer shall provide to Seller, at no cost or expense to Seller, full access to such Company Records as remain in Buyer’s possession and full access to the properties and employees of Buyer and the Companies in connection with matters relating to the business or operations of the Companies on or before the Closing Date and any disputes relating to this Agreement.

Section 15.2 Use of Seller Marks. Buyer acknowledges and agrees that it obtains no right, title, interest, license, or any other right whatsoever to use the Seller Marks. Buyer shall, within ninety (90) days after the Closing Date, remove the Seller Marks from the Company Assets, including signage, and provide written verification thereof to Seller promptly after completing such removal. Buyer agrees never to challenge Seller’s (or its Affiliates’) ownership of the Seller Marks or any application for registration thereof or any registration thereof or any rights of Seller or its Affiliates therein as a result, directly or indirectly, of its ownership of the Companies. Buyer will not do any business or offer any goods or services under the Seller Marks. Buyer will not send, or cause to be sent, any correspondence or other materials to any Person on any stationery that contains any Seller Marks or otherwise operate the Companies in any manner which would or might reasonably be expected to confuse any Person into believing that Buyer has any right, title, interest, or license to use the Seller Marks.

Section 15.3 Special Title Covenant. Subject to the Permitted Encumbrances, Seller specially warrants and agrees to defend title to the Properties, the Gathering Systems and the Water Systems against the lawful claims and demands of all Persons claiming the same or any part thereof by, through, or under Seller or the Companies (with respect to matters occurring prior to the Closing), but not otherwise.

ARTICLE XVI.

MISCELLANEOUS

Section 16.1 Notices. All notices and other communications between the Parties pursuant to this Agreement (“Notices”) shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) five (5) days after posting in the United States mail having been sent registered or certified mail, return receipt requested, with postage prepaid, or (iii) delivered by confirmed fax or e-mail if received during the recipient’s normal business hours, or at the beginning of the recipient’s next Business Day after receipt if not received during the recipient’s normal business hours, addressed as follows:

If to Buyer, to:

Castleton Commodities Upstream LLC

811 Main St., Suite 3500

Houston, Texas 77002

Attention: Arvel Martin, Vice President, Acquisitions and Development

Fax: (281) 378-1200

E-Mail: Arvel.Martin@cci.com

with a copy (which shall not constitute Notice) to:

Burleson LLP

700 Milam St., Suite 1100

Houston, Texas 77002

Attention: Gary C. Johnson

Fax: (713) 358-1717

E-Mail: gjohnson@burlesonllp.com

If to Seller, to:

Constellation Energy Partners, LLC

1801 Main St., Suite 1300

Houston, Texas 77002

Attention: Mr. Charles C. Ward, Chief Financial Officer and Treasurer

Fax: (832) 308-3721

E-Mail: Chuck.Ward@cepllc.com

or to such other address or addresses as the Parties may from time to time designate in writing.

Section 16.2 Further Assurances. Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable, under applicable Law or otherwise, to consummate the transactions contemplated by this Agreement. The Parties agree to, and Seller, prior to the Closing, and Buyer, after the Closing, agree to cause each of the Companies to, execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement in accordance with the terms hereof. In particular, the Parties agree that Seller shall use its reasonable best efforts to facilitate and cause the assignment to Buyer and/or the Companies, as of the day after the Closing Date, of all of Seller’s rights and obligations under that certain Master Management Services Agreement dated September 12, 2007 between Schlumberger Technology Corporation, as Contractor, and Seller, as Customer, INSOFAR AND ONLY INSOFAR as such agreement relates to the provision of services pertaining to the Companies and the Company Assets.

Section 16.3 Fees and Expenses. Except as otherwise provided in this Agreement, all fees and expenses, including fees and expenses of counsel, financial advisors, and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fee or expense. For the avoidance of doubt, the Companies shall not bear any costs or reimburse Seller for any fees and expenses incurred in connection with this Agreement or the transactions contemplated hereby.

Section 16.4 Assignment. Neither Party shall assign this Agreement or any part hereof without the prior written consent of the other Party; provided, however, that Buyer may assign its rights and obligations under this Agreement to an Affiliate, but such assignment shall not relieve Buyer of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

Section 16.5 Rights and Obligations of Third Parties. Except for the provisions of Article XIII, which are intended to be enforceable by the Indemnified Parties, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights, remedies or obligations under or by reason of this Agreement; provided that, in the course of the negotiation of this Agreement, Seller agreed that Castleton Commodities Upstream LLC rather than its parent, Castleton Commodities International LLC, could become the “Buyer” under this Agreement and the “Assignee” under the Assignment and Assumption Agreement. In connection with that accommodation and for other good and valuable consideration, the Parties agree that (i) Castleton Commodities International LLC shall be and remain jointly and severally liable for the obligations of “Buyer” under this Agreement, and (ii) to that end and in confirmation thereof shall also execute this Agreement in the manner set forth below.

Section 16.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any counterpart of this Agreement may be delivered by fax or an emailed PDF or other image of the executed signature page hereof.

Section 16.7 Entire Agreement. This Agreement (together with the Disclosure Schedules and exhibits to this Agreement), the Assignment and Assumption Agreement, and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter herein and therein and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

Section 16.8 Disclosure Schedules.

(a) Prior to Closing, Seller shall have the right to correct, supplement, or amend the Disclosure Schedules with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules. Any such correction, supplement, or amendment shall be delivered to Buyer as promptly as practicable after Seller becomes aware of such matter or makes such discovery and in any event no later than three (3) Business Days prior to the Closing Date. For all purposes of this Agreement, including for purposes of determining whether the conditions set forth in Article X have been fulfilled, the Disclosure Schedules shall be deemed to include only that information contained therein on the date of this Agreement and shall be deemed to exclude all information contained in any such correction, supplement, or amendment thereto.

(b) Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedules shall have the respective meanings assigned in this Agreement. No reference to or disclosure of any item or other matter in the Disclosure Schedules shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure

Schedules shall not be deemed to be an admission or acknowledgment by Seller, in and of itself, that such information is material to or outside the ordinary course of the business of the Companies or required to be disclosed on the Disclosure Schedules.

Section 16.9 Amendments. This Agreement may be amended or modified in whole or in part, and terms and conditions may be waived, only by a duly authorized agreement in writing that makes reference to this Agreement and is executed by each Party.

Section 16.10 Publicity. Buyer and Seller may make a press release or other public communication or announcement in connection with the execution of this Agreement, provided that the Person making such release, communication, or announcement provides the other Party reasonable opportunity to review and comment on any such release, communication, or announcement. Except for the foregoing, all press releases or other public communications of any nature whatsoever relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall be subject to the prior written consent of Buyer and Seller, which consent shall not be unreasonably withheld, conditioned, or delayed by such Party. Nothing herein shall prevent a Party from publishing such press releases or other public communications as is necessary to satisfy such Party’s obligations at Law or under the rules of any stock or commodities exchange after consultation with the other Party. If a Party believes it is required to issue or make any press release or announcement, such Party shall (i) give prompt notice thereof to the other Party, (ii) allow such other Party reasonable opportunity to review and provide comments with respect to the content of such press release or announcement and (iii) use commercially reasonable efforts to incorporate any reasonable comment from any other Party prior to any release or announcement.

Section 16.11 Severability. If any court of competent jurisdiction holds any provision of this Agreement invalid or unenforceable, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties to the greatest extent legally permissible.

Section 16.12 Certain Remedies. Seller agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Seller prior to Closing or in connection with the consummation of Closing in accordance with their specific terms or were otherwise breached by Seller. It is accordingly agreed that Buyer will be entitled to an injunction or injunctions to prevent breaches of this Agreement by Seller prior to Closing or in connection with the consummation of Closing and to enforce specifically the terms and provisions hereof against Seller in any court having jurisdiction, this being in addition to any other remedy to which Buyer is entitled at law or in equity, without posting any bond or other undertaking. Prior to Closing, Seller’s remedies for any breach by Buyer of this Agreement will be limited to those set forth in Section 12.1 and Section 12.2. After Closing, the Parties will be entitled to any remedy available at law or in equity for breaches of this Agreement.

Section 16.13 Governing Law; Jurisdiction.

(a) Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Texas, without regard to the Laws that might be applicable under conflicts of laws principles.

(b) Forum. The Parties agree that the appropriate, exclusive and convenient forum for any disputes between any of the Parties hereto arising out of this Agreement or the transactions contemplated hereby shall be in any state or federal court in Harris County, Texas, and each of the Parties hereto irrevocably submits to the jurisdiction of such courts solely in respect of any legal proceeding arising out of or related to this Agreement. The Parties further agree that the Parties shall not bring suit with respect to any disputes arising out of this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts. The Parties further agree, to the extent permitted by Law, that a final and nonappealable judgment against a Party in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. Except to the extent that a different determination or finding is mandated due to the applicable Law being that of a different jurisdiction, the Parties agree that all judicial determinations or findings by a state or federal court in Harris County, Texas with respect to any matter under this Agreement shall be binding, subject to applicable appeal rights.

(c) Jurisdiction. To the extent that any Party has or hereafter may acquire any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such Party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement, and (ii) submits to the personal jurisdiction of any court described in Section 16.13(b).

(D) WAIVER OF JURY TRIAL. THE PARTIES HERETO AGREE THAT THEY HEREBY IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF this Agreement has been duly executed and delivered by each of the Parties as of the date first above written.

SELLER:

CONSTELLATION ENERGY PARTNERS LLC

By:	/s/ Charles C. Ward
Name:	Charles C. Ward
Title:	Chief Financial Officer & Treasuer

BUYER:

CASTLETON COMMODITIES UPSTREAM LLC

By:	/s/ Michael G. Dowling
Name:	Michael G. Dowling
Title:	Executive Vice President

For purposes of being bound by Section 16.5 of this Agreement:

CASTLETON COMMODITIES INTERNATIONAL LLC

By:	/s/ Michael G. Dowling
Name:	Michael G. Dowling
Title:	Executive Vice President